Clean copy
Manually Signed

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




13000712

FORM 1-A
Amendment No. 2

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

MYEZSMOKES, INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

**11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121
Phone: 858-509-2783**
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

3600	**46-1471251**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BY QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Full Name	Business Address	Residential Address
Daniel W. Balsiger Director	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130
Michael J. Klepper Director	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	5403 Birch Court Colleyville, TX 76034

(b) the issuer's officers;

Full Name	Business Address	Residential Address
Daniel W. Balsiger President, Chief Executive, Financial and Operating Officer	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130

(c) the issuer's general partners;

None.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Name	No. of Shares Beneficially Owned	Class	Percent of Class
Daniel W. Balsiger	12,700,000	Common	33%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	No. of Shares Beneficially Owned	Class	Percent of Class
Daniel W. Balsiger	12,700,000	Common	33%

(f) promoters of the issuer;

Daniel W. Balsiger President, Chief Executive, Financial and Operating Officer	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130

(g) affiliates of the issuer;

Daniel W. Balsiger President, Chief Executive, Financial and Operating Officer	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	13566 Dogwood Way San Diego, CA 92130
Michael J. Klepper Director	11839 Sorrento Valley Road Suite 39-C1 San Diego, CA 92121	5403 Birch Court Colleyville, TX 76034

(h) counsel to the issuer with respect to the proposed offering;

Hart & Hart, LLC
1624 Washington Street
Denver, CO 80203
Phone: (303) 839-0061
Fax: (303) 839-5414
Email: harttrinen@aol.com

(i) each underwriter with respect to the proposed offering;

Kodiak Capital Group, LLC
260 Newport Center Drive
Newport Beach, CA 92660

(j) the underwriter's directors;

Name	Business Address	Residential Address
Ryan C. Hodson	260 Newport Center Drive Newport Beach, CA 92660	One Columbus Place-25th Floor New York, NY 10019
William R. Newell	260 Newport Center Drive Newport Beach, CA 92660	50 West Broadway–Penthouse 9 Boston, MA 02127

(k) the underwriter's officers;

Name	Business Address	Residential Address
Ryan C. Hodson	260 Newport Center Drive Newport Beach, CA 92660	One Columbus Place-25th Floor New York, NY 10019
William R. Newell	260 Newport Center Drive Newport Beach, CA 92660	50 West Broadway-Penthouse 9 Boston, MA 02127

(l) the underwriter's general partners

None.

(m) counsel to the underwriter.

Name	Business Address	Residential Address
Richard A. Luthman	260 Newport Center Drive Newport Beach, CA 92660	181 Main Street Staten Island, NY 10307
Eric P.W. Hall	260 Newport Center Drive Newport Beach, CA 92660	200 Exchange Street-Penthouse 11 Providence, RI 02903

ITEM 2. APPLICATION OF RULE 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
No Persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. AFFILIATE SALES

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

Not applicable.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

New York

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Not Applicable.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

MYEZSMOKES, INC.

(2) the title and amount of securities issued;

Title of Securities	Amount of Securities
Common Stock issued for cash	293,000
Common Stock issued for services rendered	375,000

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Title of Securities	Amount of Securities	Value of Securities	Consideration
Common Stock	293,000	$175,800	Cash
Common Stock	435,000	$312,250	Services rendered

(4) the names and identities of the persons to whom the securities were issued.

Full Name	Title of Securities	Amount of Securities	Value of Securities	Consideration
Adriana Abelar	Common Stock	85,000	$ 51,000	Cash
Jon H. Levin	Common Stock	83,000	$ 49,800	Cash
Cindy G. Rondberg	Common Stock	83,000	$ 49,800	Cash
James C. Nute	Common Stock	42,000	$ 25,200	Cash
SWA Distribution, Inc.	Common Stock	250,000	$164,125	Marketing Services
Timothy Feuling	Common Stock	125,000	$ 82,125	Consulting Services
Kodiak Capital Group, LLC	Common Stock	60,000	$ 66,000	Investment Banking Services

During the nine months ended September 30, 2012, Daniel Balsiger, President of the Company, agreed to cancel 77,300,000 shares of his common stock. These shares were returned to treasury.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Subsections (1) through (4) of paragraph (a) are not applicable with respect to subsection (b).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Issuer relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 with respect to the issuance of the shares listed above. The purchasers of these securities were sophisticated investors who were provided full information regarding the Company's business and operations. There was no general solicitation in connection with the offer or sale of these securities. The purchasers acquired these shares for their own accounts. The shares cannot be sold unless pursuant to an effective registration statement or an exemption from registration.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Issuer is not, and its affiliates are not, currently offering or contemplating offering any securities in addition to those covered by this Form 1-A.

ITEM 7. MARKETING AGRRANGEMENTS

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None of the above arrangements are known to exist by the Issuer or any person named in Item 1.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

No underwriter intends to confirm any sales of the Issuer's securities to any accounts over which it exercises discretionary authority.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert has been named in the offering and it is not anticipated that any experts will be used in connection with this offering.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

OFFERING CIRCULAR

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements. All statements contained in this offering circular other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this offering circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this offering circular or to conform these statements to actual results or revised expectations.

"THIS OFFERING STATEMENT SHALL ONLY BY QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A."

MYEZSMOKES, INC.

(Exact name of issuer as specified in its charter)

Type of securities offered:	**Common Stock**
Maximum number of securities offered:	**(1)**
Minimum number of securities offered:	**There is no minimum number of securities required to be sold in this offering.**
	(1)
Total proceeds if maximum sold:	**$1,000,000.00**
Total proceeds if minimum sold:	**No minimum amount is required to be sold in this offering.**
Is a commissioned selling agent selling the securities in this offering?	**Yes** ☒ **No** ☐
If yes, what percent is commission of price to public?	**(1)**
Is there other compensation to selling agent(s)?	**Yes** ☐ **No** ☒
Is there a finder's fee or similar payment to any person?	**Yes** ☐ **No** ☒
Is there an escrow of proceeds until minimum is obtained?	**Yes** ☐ **No** ☒
Is this offering limited to members of a special group, such as employees of the Company or individuals?	**Yes** ☐ **No** ☒
Is transfer of the securities restricted?	**Yes** ☐ **No** ☒

This offering shall terminate on December 25, 2013.

(1) On November 30, 2012, the Company entered into an Investment Agreement with Kodiak Capital Group, LLC, in order to provide a potential source of future funding.

Under the Investment Agreement, Kodiak has agreed to provide the Company with up to $1,000,000 of funding during a twelve-month period beginning on the date of this Offering Circular. During this period, the Company may sell shares of common stock to Kodiak by delivering a put notice to Kodiak and Kodiak will be obligated to purchase the shares, unless the purchase of such shares would cause Kodiak to own more than 4.99% of the Company's common stock on the date of the issuance of the shares. The Company is under no obligation to deliver any put notices or sell any shares to Kodiak under the Investment Agreement.

On the day of the put notice, a pricing period of four trading days will begin. At the end of the pricing period, Kodiak will purchase that number of shares determined by dividing the dollar amount of the put notice by the average daily volume weighted average price of the Company's common stock during the pricing period.

The Company may submit a new put notice every four trading days.

The maximum amount the Company can require Kodiak to purchase in each put notice is $500,000.

As of February 20, 2012, the Company had 144,861,875 outstanding shares of common stock and the closing price for the Company's common stock was $0.29 per share. If the Company raises the full $1,000,000 allowed by the Investment Agreement, and assuming the shares are sold to Kodiak at a price of $0.29 per share, the Company will sell approximately 3,450,000 shares.

Notwithstanding the above, the number of shares of common stock which will ultimately be sold under the Investment Agreement is unknown.

The Company's limited trading volume and price volatility may inhibit Kodiak's ability to sell shares put to them, which will negatively impact the Company's ability to put more shares to Kodiak. It is also likely that each put will decrease the Company's stock price which means subsequent puts would provide less proceeds per share that the previous put.

Kodiak may sell the shares it acquires from the Company in the public market and accordingly is an "underwriter" within the meaning of the Securities Act of 1933, as amended, in connection with the resale of the shares. Kodiak's obligations under the Investment Agreement are irrevocable and non-transferable.

Kodiak was issued 60,000 restricted shares of the Company's common stock upon the execution of the Investment Agreement. At the time the Company submits its first put notice, the Company is required to pay Kodiak $100,000. The Company will not pay any other fees or commissions on any puts to Kodiak.

As of date of this offering circular, Kodiak owned 60,000 shares of the Company's common stock.

****

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN /EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY

AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Shares are being offering pursuant to Section 3(b) of the Securities Act.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
None as of February 20, 2013		

TABLE OF CONTENTS

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including, among others, in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview" and "Business." Such forward-looking statements are based on management's beliefs and assumptions and on information currently available. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance, and the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "will," "should" or the negative of these terms or similar expressions. In particular, statements in this prospectus concerning future distributions are subject to approval by our board of directors and will be based upon circumstances then existing.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update any forward-looking statement (or its associated cautionary language), whether as a result of new information or future events, after the date of this prospectus, except as required by applicable law.

The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 92 pages.

THE COMPANY

1. **Exact corporate name:** MYEZSMOKES, INC.

State and date of incorporation: Nevada / February 20, 2004

Street address of principal office: 11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

Company Telephone Number: (858) 509-2783

Fiscal year: December 31

Person(s) to contact at Company with respect to offering: Daniel Balsiger

Telephone Number: (858) 509-2783

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the Offering Circular.

The following factors, in addition to the other information contained in this Offering Circular, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. If any of these risks occur, any investment in the Company may be lost.

This Offering Circular contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business Overview" as well as those discussed elsewhere in this Offering Circular.

<u>We are in the development stage and may never be profitable</u>.

We have never earned a profit and we expect to incur losses during the foreseeable future and may never be profitable. We will need to earn a profit or obtain additional financing until we are able to earn a profit.

As a result of our short operating history it is difficult for potential investors to evaluate our business. There can be no assurance that we can implement our business plan, that we will be profitable, or that the securities which may be sold in this offering will have any value.

<u>Our failure to obtain capital may significantly restrict our proposed operations</u>.

We need additional capital to fund our operating losses. There is no minimum number of shares which are required to be sold in this offering If only a small number of shares are sold, the amount received from this offering may provide little benefit to us, and we may be forced to curtail or suspend our operations. Even if all shares offered are sold, we may need additional capital.

We do not know what the terms of any future capital raising may be but any future sale of our equity securities would dilute the ownership of existing stockholders and could be at prices substantially lower than the value of common stock sold in this offering. Our failure to obtain the capital which we require will result in the slower implementation of our business plan or our inability to implement our business plan. There can be no assurance that we will be able to obtain any capital which we will need.

Prior to this offering, there has been a limited public market for our common stock and there can be no assurance that an active trading market for our common stock will develop. As a result, this could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. Substantial fluctuations in our stock price could significantly reduce the price of our stock.

Our future success depends, in significant part, on the continued services of Daniel Balsiger, our Chief Executive Officer. We cannot assure you that we would be able to find an appropriate replacement for key personnel. Any loss or interruption of our key personnel's services could adversely affect our ability to develop our business plan. We do not presently maintain key-man life insurance policies on Mr. Balsiger.

The Company plays in a space that is both highly regulated and highly competitive. Considering the eCig product is a relatively new market, regulation of the products has yet to be formalized or adopted by a governing entity. Many of the marketed benefits of eCigs, including the reduced health factors, safety, and ability to smoke indoors have yet to be proven and/or adopted at state or country levels. Furthermore, the ability to market these products as a smoking cessation device would trigger the added requirement of FDA approval under the FDCA. As a result, the Company's ability to create sales based on the prospect on private label smoking cessation devices can be significantly delayed, hindering the Company's ability to meet their projected revenues. To that end, the eCig market would then be forced to compete directly with "big tobacco," which has spent significant amounts for advertising.

Electronic Cigarettes may become subject to FDA Regulation. Currently, Electronic Cigarettes are not regulated by the FDA however if Electronic Cigarettes were required to obtain FDA approval prior to the sale of Electronic Cigarettes to the public, the cost of development and manufacture of Electronic Cigarettes would significantly increase which would have a material adverse effect on our business.

There have been recorded incidents of Electronic Cigarettes that have exploded. If one of our products explodes or was defective we could be subject to significant liability which would have a significant negative effect on revenue.

At this point Electronic Cigarettes are in the development stage. As a result, there could be unknown health risks associated with our products. Any health risks discovered as a result of using our products would have a material adverse effect on our business.

Daniel Balsiger, our sole officer, owns approximately 33% of our common stock. As a result, Mr. Balsiger can exercise significant control over our operations, even though his actions may be opposed by our other shareholders.

Management lacks business experience. Although our officers, directors and key personnel have experience in other industries, none of our officers, directors or key personnel have any experience in the manufacture and sale of Electronic Cigarettes. Furthermore, our officers and directors do not have any experience in managing a public company. This lack of experience may have a material adverse effect on our business.

We are an early-stage company. We suffered a net loss of $(51,648) during the year ended December 31, 2011 and a net loss of $(153,240) during the nine months ended September 30, 2012. It is likely that we may suffer losses in future periods.

Our directors have the authority to issue common and preferred shares without shareholder approval, and preferred shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. We presently have no commitments or contracts to issue any shares of preferred stock. Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of our company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of our common stock.

If we do not achieve our initial goals, there is significant doubt as to whether we can continue as a going concern.

BUSINESS AND PROPERTIES

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements. All statements contained in this offering circular other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this offering circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this offering circular or to conform these statements to actual results or revised expectations.

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Business and Market Overview

MyEZSmokes, Inc. was incorporated in Nevada February 2004 under the name XeroMobile, Inc. In March 2011 we changed our name to MyEZSmokes, Inc. The Company is not a subsidiary of any corporation, limited liability company or any other entity. The Company was relatively inactive between 2004 and 2011.

In April 2011 the Company acquired MyEZSmokes.com, LLC and Fashion Handbags, Inc. Fashion Handbags, Inc. has been relatively inactive since June 2011.

In October of 2011 the Company changed its business plan to develop and sell Electronic Cigarettes ("e-cigs"). e-cigs have the ability to offer a potentially safer delivery system for nicotine to traditional tobacco users. The e-cigs are nonlightable electronic atomizing devices that are supposed to look like, feel like, and taste like a tobacco cigarette. The e-cigs are supposed to provide the same pleasure of smoking a traditional cigarette by providing the user with nicotine.

Management believes that the reason people 'hate smokers' is the smell of the burning cigarette smoke. . Furthermore, the health issues related to smoking cigarettes are well known. As a result, it is management's belief that there are significant benefits available to traditional cigarette smokers that switch to using e-cigs.

The e-cigs we are developing are designed to deliver nicotine through atomizing cartridges containing nicotine, and water. This allows nicotine to be delivered through the lungs via water vapor without cigarette smoke. the e-cig also eliminates the smell, stink and ash associated with traditional cigarettes.

Management believes that additional benefits exist as outlined below.

NO	YES
No Smell	Yes Smoke in Restaurant
No Yellow Teeth	Yes Smoke in Bar
No Stained Fingers	Yes Smoke in Hotel
No Bad Breath	Yes Smoke in Car
No Tar	Yes Nicotine
No to 4,000 chemicals	Yes to Saving Money
No to Carcinogens	Yes Cheaper than Patches and Gum
No to Second Hand Smoke	Yes to Smoking while Traveling
No to Tobacco	Yes to Enjoyment
No to Tobacco Laws	Yes to Satisfaction

The e-cig Market is in its early stages of development.. Smokeless cigarettes are new and in the opinion of management are just now gaining awareness by smokers as an alternative to tobacco cigarettes.

With the e-cig being a new product, management believes that initial market penetration is extremely important. With effective branding, distribution, delivery of a high quality product, and customer service, management believes there is potential for growth and success.

We are currently selling the products described in Section 3(b) below.

We plan to launch an internet marketing campaign in the second quarter of 2013. We currently plan to compete in this market by offering new products before our competition does as well as and through customer service.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Products

We currently are selling the products via our website.

1. The Icon Vapor Disposable Kit, which includes:

- 1 Electronic Cigarette and
- 1 nicotine cartridge that contains the nicotine equivalent of 2 packs of tobacco cigarettes.

The Icon Vapor Disposable Kit is currently for sale at a price of $12.99.

2. The Icon Vapor Starter Kit, which includes:

- 1 rechargeable battery,
- 3 cartomizers,
- 1 USB charger and
- 3 nicotine cartridges that contain the nicotine equivalent of 6 packs of tobacco cigarettes.

The Icon Vapor Starter Kit can be re-charged and reused up to 300 times,

The Icon Vapor Starter Kit is currently for sale at a price of $24.99.

3. The Cartomizer Delivery System, which is a 5 pack of cartridges, retails for $14.99. Each cartridge is equal to two packs of tobacco cigarettes.

Each cartridge is available in regular or menthol flavors and are available in assorted strengths of nicotine levels which include:

- high 24 mg
- med 16 mg
- low 8 mg
- zero mg

We also plan to maintain a high degree of Quality Control. We believe that we will have one opportunity to capture and build our customers. We believe that everything we sell has to work exactly as advertised. We plan to sell a high quality electronic cigarette, and we believe that the consumer has to be 100% satisfied with their purchase.

We believe that the Nicotine levels must be accurate, that Cartridges must operate as advertised, and the Batteries must hold their charge. We plan to ensure that we control all aspects of future planned off-shore production and that we deliver to our customers what is advertised.

All of the current products described above are fully developed and are currently being introduced and sold to the consumer market. We currently do not have any supply contracts with any one supplier, and plan to work on, as needed purchasing in China, to the requirements if any.

We are actively marketing our products and are collecting feedback from consumers, retailers, and competitor to determine pricing strategies.

Branding and Promotional Plans

We plan to brand our products through our packaging.

In our opinion, Point of Purchase (POP) displays will also be an important in the initial Branding, as they will help identify our company and products to the end users.

We plan to work aggressively with Internet Marketing and Branding, Viral and New Medias, Facebook, Twitter, Blogs, Radio Spots, Impact Video Productions, CD's with Branding, and Professional Presentation Pieces.

We also include "Social Market" in Clubs, Bars, and Restaurants by providing demonstrations.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

See the section entitled "Business and Properties".

Competitive Analysis

Direct Competitors

- NJoy E-Cigarette
- South Beach Smoke
- Smoke Stick
- Direct E-Cig
- Blu Cig
- Xhale02
- Green Smoke
- Gamucci America
- E-Cig Technologies

Though there are quite a few sources for Electronic Cigarettes in the market already, with some of these businesses having been in operation for 2-3 years.

It is management's belief that these companies are competing via the internet, and are already building their brands and customer base. Since all of these companies are selling direct via the internet to consumers across the country, our management believes that the importance of delivering a quality product with effective marketing is paramount.

. We can anticipate strong competition.

Indirect Competitors

Our indirect competitors include traditional cigarettes and tobacco products as well as nicotine patches and gums presently on the market.

Competitive Advantage

Management believes that it has a number of competitive advantages, though it should be clear, a key to our success will be the successful and timely launch of our products into the Market Place. This industry is in its infancy, but we believe that this business is growing and in a relatively short period of time all the companies in the market will aggressively compete for market share.

We have been in the business of Designing, Importing and Wholesaling Consumer Products for the last decade, we have experience at delivering consumer products to market, as well as knowledge that should help us in achieving our goals.

We also have some sales partners that are thoroughly entrenched in the Convenience Store business that have key contacts with distributors calling on these stores. This same resource is working with other Mass Market Partners such as Costco. Effective Market Penetration in the C-store market will be a key to our early success.

Our Marketing plan will be focused on making the initial purchase to the end user as easy as possible, bringing to Market a disposable product retailing for under $10.00.

Broad distribution and key sales personnel focusing on opening doors selling Kiosks in Restaurants, Bars, Hotels, Clubs, Airports, where people gather and can't smoke will also be important.

While we certainly have competition it tells us we are in a growing business. For the most part this product is new, with the vast majority of customers and consumers still having yet to even hear about an Electronic Cigarette. Our initial and timely steps in this industry in so far as Branding, Distribution, Product Entries, and Customer Service, will determine our success.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below, the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Distribution Plan

We plan to compete with the current Vendors in the Market on the Internet, but this vehicle is viewed by management as primarily a Branding and Imaging center and is not anticipated to be our major source of distribution or revenue.
We plan to work hard from the start to secure Mass Distribution targeting Distributors and servicing the Convenience Store Chains (7-11 & Circle K) as well as independent C-Stores. In addition to C-Stores we plan to make efforts to secure business with Club Distribution (Costco, Sam's & BJ's) as well as Mass Discount Chains. We also plan to introduce a multi-level SKU business directly targeting Mass Drug Stores like; Walgreens, Rite-Aid, & CVS.

We plan to also have Sales Representatives making sales calls and opening distribution directly to:

- Bars
- Restaurants
- Clubs
- Casino's
- Drug Stores
- C-Stores
- Hotel Gift Stores
- Travel Stores
- Airport Gift Shops

The Icon Vapor Disposable and **The Icon Vapor Starter** are anticipated to be sold with POP displays. Every account opened plans to be serviced by a sales representative. Direct Marketing is anticipated to be done in both California and Texas initially, and nationally in the third quarter of 2013.

Direct Sales and Selling with Key Partners will be our focus, with National Trade Shows being attended through 2013.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 11/27/2012 $300,000.00
As of 11/27/2011 $5,000.00

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Management Team Members

- Daniel Balsiger- President and Chief Executive, Financial and Operating Officer
- Benny Cheung- Off Shore Sourcing Management

Regional Field Sales

- Texas- Michael Klepper, Independent Sales Representative
- California- David Mason, Independent Sales Representative
- Hawaii- Andree Paradis, Independent Sales Representative
- Las Vegas- Don Adams, Independent Sales Representative

Board of Directors

- Daniel Balsiger
- Michael Klepper

Currently the Company has no employment agreements in place with its officers, directors or employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company Leases a 1300 s/f multi use office and warehouse that can warehouse up to 2 million dollars of wholesale inventory and consisting of 3 offices and a warehouse space capable of servicing the requirements presented by our Mass Retail customer base.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Although the Company has not secured any trademarks, tradenames, patents or copyrights with the U.S. PTO or Copyrights Office it may do so in the future.

MANUFACTURING / DISTRIBUTION

The Company is presently working with two of the major factories in China producing this product, Eson Technologies, Ltd. and Kimree. However, through management's relationships, the Company has a resource base and basic relationships with 4 manufacturers to use in the event that ramp up of inventory is required and production time becomes an issue. It should be noted that the Company uses these manufacturers due to their extensive quality, quality control, and manufacturing capabilities. As such, many of the Company's competitors including Blu, NJoy, and Square to name a few, use the same manufacturers to develop their competing eCigs.

At this moment, the Company does not have any major distribution channels in place. However, the Company has added Vince Nelson to its management team, who has an excess of 30 year' experience in the placement of consumer goods in major mass-market retail distribution channels, with a specific focus on food and drug stores. Mr. Nelson has a team of 25 sales personnel that are responsible for introducing the ICON Vapor line of products to the general public via mass-market distribution.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Laws governing the use and sale of eCigs as well as the accompanying liquid solutions have not been outlined by a uniform governing body for the general public and therefore currently vary by region. Concerns have been raised by anti-smoking groups that use of the device still might carry health risks and that it could appeal to non-smokers, especially children, due to its novelty, flavorings, and possibly overstated claims of safety, however, as flavored tobacco cigarettes (except menthol) have been banned in the US (September 2009 FDA's 'Family Smoking Prevention and Tobacco Control Act') and roll-your-own (RYO) products are seeing massive increases in taxes (e.g., Iowa), electronic cigarettes remain a viable alternative to tobacco for many Americans. If because of this the industry sees further regulation or taxes it could have a serious impact on the sales and growth in this product category. The FDA continues to feel electronic cigarettes may contain ingredients that are known to be toxic to humans and may contain other ingredients that might not be safe.

The FDA has attempted to regulate eCigs under the Food, Drug, and Cosmetic Act (FDCA) whereby eCigs are to be classified as a drug delivery system and therefore, subject to quantity control in the US via blocking importation. In a January 2010 ruling, Federal District Court Judge Richard J. Leon overruled FDA governance under the FDCA citing that "the devices should be regulated as tobacco products rather than drug or medical products." As part of the ruling, Judge Leon ordered the FDA to stop blocking the importation of eCigs from China and indicated that the devices should be regulated as tobacco products rather than drug or medical devices.

In March 2010, a US Court of Appeal stayed the injunction pending an appeal, during which the FDA argued the right to regulate eCigs based on their previous ability to regulate nicotine replacement therapies such as nicotine gum or patches. Further, the agency argued that tobacco legislation enacted the previous year "expressly excludes from the definition of 'tobacco product' any article that is a drug, device or combination product under the FDCA, and provides that such articles shall be subject to regulation under the pre-existing FDCA provisions." In any event, in December 2010, the appeals court ruled against the FDA ruling that the FDA can only regulate eCigs as tobacco products, and thus cannot block their import. Additionally, the judges ruled that such devices would only be subject to drug legislation if they were to be marketed for therapeutic use, which eCig manufacturers had successfully proven to not be the case as they are intended to target smokers and not at those seeking to quit. In

January 2011, the District of Columbia Circuit appeals court declined to review the decision blocking the products from FDA regulation as medical devices.

As previously mentioned, the laws governing the sale and use of eCigs currently vary by region. While the sale of eCigs to minors is generally banned across all states, the rules governing the sale of eCigs in addition to those governing the use in public areas can differ from county to county. Finally, according to the Department of Transportation, the FAA's ban on smoking cigarettes on a commercial aircraft extends to the use of eCigs, with the DOT expected to "amend the existing general regulatory language" to explicitly prohibit this practice. Furthermore, airlines are permitted to establish their own restrictive policies as they relate to the use of eCigs in flight.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company presently has two wholly owned subsidiaries, Fashion Handbags, Inc. ("FHI"), which was incorporated in August 1997 in Nevada, and MyEZSmokes.com, LLC, which was organized in Nevada in 2009. FHI specialized in developing, manufacturing and marketing contemporary specialty bags. FHI has been relatively inactive since June 2011. The business of MyEZSmokes is the manufacture of smoke free cigarettes. The attached Financial Statements include those of Company's wholly owned subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. The acquisition was treated as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities and the accounting treatment, referred to as "as if pooling" resulted in the stock issuance valued at par and charged to additional paid in capital At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc. and My Ezsmokes, Co. became wholly owned subsidiaries.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The Key Operational processes of Designing, Importing, Packaging, Sales, and Distribution will be run out of our San Diego Offices.

Event or Milestone	Expected manner of occurrence or method of Achievement	Date or number of months after receipt of proceeds when should be accomplished
Completion of Packaging for Initial Product Entries	Completed	N/A
Securing of Initial Capital	Completed	N/A
Sales Samples and Presentation Materials	Completed	N/A
Placement of and Shipping of Initial Products	Completed	N/A
Shipment of Product Fulfilling our initial Deliveries	Completed	N/A
Opening First Core Distribution Channel	Pending	12 months
Opening of each of our Target Distribution Channels within 12 months of Funding	Pending	12 months
1,000th order Fulfilled or Customer Opened orders	Currently have fulfilled 300	12 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

We believe that, if at least $1,000,000.00 is raised through this offering, all core Milestones can be achieved. It is imperative that we achieve the required distribution throughout 2013 and 2014 in order to compete in this industry. The industry as a whole is still in its infancy so there is sufficient room in the industry for us to react and alter our marketing strategy if our current to market plans are not successful.

The funding dollars will be highly concentrated on product purchases and marketing directed at both the consumer and retailers, in an attempt to establish Icon Vapor as a well-known brand in the market place, as well as directed directly to trade shows and sales efforts.

If at least $500,000.00 is not raised in this offering, and we are unable to obtain capital from other sources, we may be forced to curtail or suspend operations.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total **$(51,648)** (**$(0.00)** per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share		Not Applicable*
Net After-Tax Earnings Last Year Per Share	=	(price/earnings multiple)

* The Company reported no profits.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$(39,590) (**$0.001)** per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Offering price per share is based on current closing market price.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Date of Sale or Issuance	Nature and Amount of Securities Sold or Issued	Number of persons to whom they were sold or issued	Relationship of persons to the Company at the time of sale or issuance	Price at which the securities were sold or issued	Description of non-cash consideration, if any
Various	Common stock 293,000 shares	4 persons	None.	$.60	Cash
3/1/2012	Common stock 250,000 shares	1 person	None.	$.65	Marketing Services Rendered
9/21/2012	Common stock 125,000 shares	1 person	None.	$.65	Consulting Services Rendered
11/30/2012	Common stock 60,000 shares	1 person	Investment Banker	$1.10	Investment Banking Services

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: TBD%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: TBD.

* approximate as offering will be at the current market price at the time of execution.

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation.

The type and amount of convertible or other securities thus eliminated would be zero. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ 0.00.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

If Maximum Sold Percentage		Amount
Total Proceeds	$ 1,000,000.00	100%
Less: Offering Expenses		
Commission and Finder Fee	100,000.00	10%
Legal and Accounting	15,000.00	1.5%
Net Proceeds from Offering	885,000.00	88.5%
Use of Net Proceeds		
Marketing	150,000.00	15%
Working Capital	735,000.00	73.5%
Total Use of Net Proceeds	885,000.00	88.5%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The expenditures are listing in order of priority.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds, either contingent or otherwise, are expected from any other sources to be used in conjunction with the net proceeds of this offering

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

None of the net proceeds will be used to discharge any indebtedness other than expenses incurred directly in connection with the issuance of this offering. See the "USE OF PROCEEDS" table at Item 9 (a) for details.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

None of the net proceeds is expected to be used to acquire assets, other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

None of the net proceeds is expected to be used to reimburse any officer, director, employee or member (stockholder) for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

MyEZsmokes, Inc. does not anticipate having or anticipates having within the next 12 months any cash flow or liquidity problems and is not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. MyEZsmokes, Inc. has no significant amount of the trade payables that have not been paid within the stated trade term and is current with all vendors. MyEZsmokes, Inc. is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If the Company obtains the maximum proceeds from this offering and fully implements its planned sales and marketing initiatives without generating any sales proceeds it would fully utilize its cash within thirty six (36) months of operations.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

		Amount Outstanding
	As of: 9/30/2012	**As Adjusted Maximum**
Debt:		
Short-term debt (average interest rate 3.25%)	87,901	87,901
Short-term debt (average interest rate 0%)	190,834	190,834
Long-term debt	-	-
Total debt	278,735	278,735
Stockholders' equity (deficit):		
Preferred Stock	-	-
Common Stock	38,230	TBD
Additional paid in capital	662,798	TBD
Retained earnings (deficit)	(740,618)	TBD
Total stockholders' equity (deficit)	(39,590)	TBD
Total Capitalization	239,145	TBD

Number of preferred shares authorized: 10,000,000
Par of stated value per share, if any: $0.001

Number of common shares authorized: 500,000,000
Par of stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: Not applicable.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:______________________________
[ ] Other:

15. These securities have:

Yes No
[X] [ ] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify):__________________________
Explain:

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula. N/A
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: Not Applicable

(1) What is the interest rate? __%
If interest rate is variable or multiple rates, describe:

(2) What is the maturity date? Not applicable.
If serial maturity dates, describe:

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe:

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee: Not applicable

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices:

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe:

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0.00

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?
$0.00

How much indebtedness is junior (subordinated) to the securities? $ 0.00

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.
Not Applicable.

	Last Fiscal Year Actual	Proforma	
		Minimum	Maximum
"Earnings" / "Fixed Charges"			
If no earnings show "Fixed Charges" only			

18. If securities are Preference or Preferred stock: Not Applicable

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not applicable.

20. Current amount of assets available for payment of dividends. If deficit must be first made up, show deficit in parenthesis:

$(548,908)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: Kodiak Capital Group, LLC.
Address: 260 Newport Center Drive
Newport Beach, CA 92660
Telephone No. (212) 262-2600

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Kodiak Capital Group, LLC was issued 60,000 restricted shares of the Company's common stock upon the execution of the Investment Agreement described on the Cover Page. At the time the Company submits its first put notice, the Company is required to pay Kodiak $100,000. The Company will not pay any other fees or commissions on any puts to Kodiak.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Not applicable.
Address: ____________________

____
Telephone No. ____________________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Name: Not applicable.
Address: ______________________________

____

Telephone No. ______________________________

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The vast majority of the restricted shares are being held by the CEO and will remain restricted.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not made any distributions, paid any dividends or redeemed any of its securities since inception through the date of this filing.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: Chief Executive Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39-C1, San Diego, CA 92121
Telephone No: (858) 509-2783

Mr. Balsiger was appointed our Chief Executive, Financial and Operating Officer and a director on October 6th, 2011. Since 2000 Mr. Balsiger has been the Chief Executive Officer of Fashion Handbags, Inc., a private company located in San Diego, CA . Mr. Balsiger holds a bachelors degree in business from San Diego State University.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer:

Title: Chief Operating Officer
Name: Daniel W. Balsiger
Age: 49

Office Street Address: 11839 Sorrento Valley Road, Suite 39 C-1, San Diego, CA 92121
Telephone No: (858) 509-2783

Mr. Balsiger was appointed our Chief Executive, Financial and Operating Officer and a director on October 6th, 2011. Since 2000 Mr. Balsiger has been the Chief Executive Officer of Fashion Handbags, Inc., a private company located in San Diego, CA . Mr. Balsiger holds a bachelors degree in business from San Diego State University.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

31. Chief Financial Officer:

Title: Chief Financial Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39 C-1, San Diego, CA 92121
Telephone No: (858) 509-2783

Mr. Balsiger was appointed our Chief Executive, Financial and Operating Officer and a director on October 6th, 2011. Since 2000 Mr. Balsiger has been the Chief Executive Officer of Fashion Handbags, Inc., a private company located in San Diego, CA . Mr. Balsiger holds a bachelors degree in business from San Diego State University.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

32. Other Key Personnel:

Also a Director of the Company [ ] Yes [] No

DIRECTORS OF THE COMPANY

33. Number of Directors: 2

(A) Title: Chief Financial Officer
Name: Daniel W. Balsiger
Age: 49
Office Street Address: 11839 Sorrento Valley Road, Suite 39 C-1, San Diego, CA 92121
Telephone No: (858) 509-2783

Mr. Balsiger was appointed our Chief Executive, Financial and Operating Officer and a director on October 6th, 2011. Since 2000 Mr. Balsiger has been the Chief Executive Officer of Fashion Handbags, Inc., a private company located in San Diego, CA . Mr. Balsiger holds a bachelors degree in business from San Diego State University.

(B) Name: Michael J. Klepper
Age: 49
Office Street Address: 5403 Birch Court, Colleyville, TX 76034
Telephone No: (817) 269-4773

Mr. Klepper was appointed a director on February 29, 2012. Between April 2009 and present Mr. Klepper serves as the Finance Director for Classic Chevrolet in Grapevine, Texas. Between October 2004 and April 2009 Mr. Klepper served as the General Sales Manager and Financial Director for Bankston Dodge in Grand Prairie, TX. Mr. Klepper holds a bachelors degree in marketing from San Diego State University.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not Applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

No key man life insurance policies exist on any of the Company's Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Neither the Company nor any of its Officers, Directors or key personnel has ever filed a petition under the Bankruptcy Act.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name and Address	Number of Shares Beneficially Owned	Class	Percentage of Class [1]
Daniel W. Balsiger President and Director	12,700,000	Common	33%
Michael J. Klepper Secretary and Director	0	Common	0 %
All directors and executive officers (2 persons)	12,700,000	Common	33%

1) The above percentages are based on 38,229,875 shares of common stock outstanding as of the date of this Offering.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 12,700,000 shares (33% of total outstanding)

After offering:

a) Assuming minimum securities sold: 12,700,000 shares (TBD % of total outstanding)

b) Assuming maximum securities sold: 12,700,000 shares (TBD% of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not Applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None- Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ -	$ -
Chief Financial Officer	-	-
Chief Accounting Officer	-	-
Key Personnel:		
None.		
Others:		
None.		
Total:	$ 0.00	$ 0.00
Directors as a group (number of persons 3)	$ 0.00	$ 0.00

(b) If remuneration is expected to change or has been unpaid in prior years, explain: (Not Applicable).

(c) If any employment agreements exist or are contemplated, describe:

All employees for the next fiscal year will be set up on Independent Positions fully 1099, no formal contracts will be engaged or are planned until the company is seeing sustained profits.

All Independent sales and consulting positions are required to sign extensive Non-Disclosure and Non Liability clauses.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: None shares (0.00% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: Not Applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: Not Applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

No significant tax benefits will be available to investors in this offering

The Company has not engaged any tax advisor in connection with this offering.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Management is not aware of any other material factors which should be disclosed to ensure this filing is complete and not misleading.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A:

MY EZSMOKES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(UNAUDITED)

MY EZSMOKES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30, 2012(Restated)	December 31, 2011
Assets:		
Current Assets		
Cash and Cash Equivalents	$ 165,956	$ 5,621
Accounts Receivable	6,199	7,248
Inventory	28,738	37,055
Prepaid Compensation	185,875	-
Total Current Assets	386,768	49,924
Fixed Assets-net	873	6,917
Total Assets	$ 387,641	$ 56,841
Liabilities and Stockholders' Deficit:		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 148,496	$ 161,535
Convertible Notes Payable	59,000	59,000
Notes Payable-Short Term	219,735	139,696
Total Current Liabilities	427,231	360,231
Long Term Debt	-	5,010
Total Liabilities	427,231	365,241
Stockholders' Equity:		
Preferred Stock, Par value $0.001, Authorized 10,000,000 shares Issued 0 shares at September 30, 2012 and December 31, 2011, respectively.	-	-
Common Stock, Par value $0.001, Authorized 500,000,000 shares Issued 38,229,875 and 114,861,875 at September 30, 2012 and December 31, 2011, respectively.	38,230	114,862
Paid-In Capital	471,088	(27,594)
Accumulated Deficit	(548,908)	(395,668)
Total Stockholders' Equity	(39,590)	(308,400)
Total Liabilities and Stockholders' Equity	$ 387,641	$ 56,841

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
CONSOLIDATD STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	(Restated)2012	2011	(Restated)2012	2011
Revenues	$ 2,789	$ 2,611	$ 19,238	$ 27,72
Costs of Services	1,471	-	9,647	19,32
Gross Margin	1,318	2,611	9,591	8,40
Expenses				
Professional Fees	4,451	-	12,476	
General and Administrative	111,099	5,275	149,143	50,91
Operating Expenses	115,550	5,275	161,619	50,91
Operating Income (Loss)	(114,232)	(2,664)	(152,028)	(42,513
Other Income (Expense)				
Interest, Net	(750)	(417)	(1,212)	(3,031
Net Loss Before Taxes	(114,982)	(3,081)	(153,240)	(45,544
Income and Franchise Tax	-	-	-	
Net Loss	$ (114,982)	$ (3,081)	$ (153,240)	$ (45,544
Loss per Share, Basic & Diluted	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)
Weighted Average Shares Outstanding	38,166,568	125,249,368	62,078,908	83,499,57

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

JANUARY 1, 2010 TO SEPTEMBER 30, 2012

(UNAUDITED)

	Common Shares	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance January 1, 2010	861,875	$ 862	$ 1,000	$ (273,827)	$ (271,965)
Loss for the Year	-	-	-	(70,193)	(70,193)
Balance at December 31, 2010	861,875	862	1,000	(344,020)	(342,158)
Shares issued for merger	90,000,000	90,000	(90,000)	-	-
Debt forgiveness of $25,000	-	-	25,000	-	25,000
Shares issued for debt reduction	24,000,000	24,000	36,406	-	60,406
Net loss for the Year	-	-	-	(51,648)	(51,648)
Balance at December 31, 2011	114,861,875	114,862	(27,594)	(395,668)	(308,400)
Shares issued for cash	293,000	293	175,507		175,800
Shares issued for services	375,000	375	245,875	-	246,250
Cancellation of shares	(77,300,000)	(77,300)	77,300	-	-
Net loss for nine months ended					-
September 30, 2012	-	-	-	(153,240)	(153,240)
Balance at September 30, 2012	38,229,875	$38,230	$471,088	$(548,908)	$(39,590)

The accompanying notes are an integral part of these financial statements.

MYEZSMOKES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended September 30,	
	2012(Restated)	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss for the Period	$ (153,240)	$ (45,544)
Stock Issued for Services	246,250	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and Amortization	6,044	5,249
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Accounts Receivable	1,049	28,419
(Increase) Decrease in Prepaids	(185,875)	403
Increase (Decrease) in Accounts Payable	(13,039)	(31,105)
(Increase) Decrease in Inventory	8,317	17,931
Net Cash Used in Operating Activities	(90,494)	(24,647)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net cash provided by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common Stock issued for cash	175,800	-
Proceeds from Loans	98,380	5,500
Payments on Loans	(23,351)	(1,965)
Net Cash Provided by Financing Activities	250,829	3,585
Net (Decrease) Increase in Cash	160,335	(21,062)
Cash at Beginning of Period	5,621	24,872
Cash at End of Period	$ 165,956	$ 3,810
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
`Interest	$ -	$ -
Franchise and Income Taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Accounts Payable Satisfied through Contributed Capital and Property and Equipment	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
UNAUDITED

NOTE 1 – ORGANIZATION

MY EZSMOKES, INC ("the Company) was originally incorporated under the laws of the state of Nevada. On April 3, 2006 the Company changed its name to Xero Mobile and then in April 2011 to MYEZSMOKES, INC. The Company specializes in the manufacture of a smoke free cigarette.

The Company consists of itself and two wholly owned subsidiaries, Fashion Handbags, Inc. ("FHI"), which was incorporated in August 1997 in Nevada, and MyEZSmokes.com, LLC, which was organized in Nevada in 2009. FHI specialized in developing, manufacturing and marketing contemporary specialty bags. FHI has been relatively inactive since June 2011. The business of MyEZSmokes is the manufacture of smoke free cigarettes.

During the nine months ended September 30, 2012 the Company's main source of revenue was sales from My Ezsmokes which accounted for 95% of the total sales, up from 57% in the previous period.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The Company consolidates its accounts with its 100% owned subsidiary's FHI and MyEzsmokes, Co. All intercompany transactions have been eliminated.

Unaudited Interim Financial Information

The accompanying statements of operations for the nine months ended September 30, 2012 and 2011, statement of owner's equity for the nine months ended September 30, 2012, and statements of cash flows for the nine months ended September 30, 2012 and 2011, are unaudited. These unaudited interim financial statements have been prepared in accordance with accounting principles accepted in the United States of America ("GAAP"). In the opinion of the company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and included all adjustments necessary for the fair presentation of the company's statement of financial position at September 30, 2012 and its results of operations and its cash flows for the nine months ended September 30, 2012 and 2011. The results for the nine months ended September 30, 2012, are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2012.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Calendar year end

The Company elected December 31st as its year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customers ability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debts based on historical experience. The company has established a reserve of $15,000 per year.

Inventory

The Company's inventory consists of finished product valued under the FIFO method, stated and the lower of cost or market value.

Fixed Assets

The Company records its fixed assets at cost and recognizes depreciation over the straight line method with asset lives of between 5 and 7 years.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company's financial assets and liabilities, such as cash, prepaid expenses and accrued expenses, approximates their fair value because of the short maturity of the instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at September 30, 2012; no gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 1, 2011 through September 30, 2012.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company mainly sells to retailers. There are no price incentives and the product can only be returned if defective. As the Company does not believe defective merchandise is likely an allowance has not been recognized. Revenue is recognized on a net basis with corresponding costs of goods as a reduction to revenue in cost of sales.Fashion Handbags sells mostly to wholesalers and recognizes revenue on shipment. There is no element of return allowance unless defective which has not occurred.

Stock-based compensation for obtaining employee services

The Company accounts for equity instruments issued under guidance of section 505-50-30 of the FASB Accounting Standards Codification,for non employees. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, for employees, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur. The Company has not granted any equity instruments to employees.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

- The Company uses historical data to estimate employee termination behavior. The expected life of options granted is derived from paragraph 718-10-S99-1 of the FASB Accounting Standards Codification and represents the period of time the options are expected to be outstanding.
- The expected volatility is based on a combination of the historical volatility of the comparable companies' stock over the contractual life of the options.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income and Comprehensive Income in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25") with regards to uncertainty income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss)per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued. Pursuant to ASU 2010-09 of the FASB Accounting Standards Codification, the Company as an eventual SEC filer considers its financial statements issued when they are widely distributed to users, such as through filing them on EDGAR.

Recently issued accounting pronouncements

On December 26, 2011, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – *Improving Disclosures about Fair Value Measurements*. This ASU affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements under FASB ASC Topic 820, originally issued as FASB Statement No. 157, Fair Value Measurements. The ASU requires certain new disclosures and clarifies two existing disclosure requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

On December 26, 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) – *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This ASU supersedes most of the guidance in Topic 820, although many of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. In addition, certain amendments in ASU 2011-04 change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments in ASU 2011-04 are effective for public entities for interim and annual periods beginning after December 15, 2011.

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-06 *"Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements"*, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

1. Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.
2. Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows:

1. Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.
2. Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In April 2010, the FASB issued ASU No. 2010-13, *"Compensation—Stock Compensation (Topic 718):Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" ("ASU 2010-13").* This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

In August 2010, the FASB issued ASU 2010-21, *"Accounting for Technical Amendments to Various SEC Rules and Schedules:Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial*

Reporting Policies" ("ASU 2010-21"), was issued to conform the SEC's reporting requirements to the terminology and provisions in *ASC 805, Business Combinations*, and in *ASC 810-10, Consolidation.*ASU No. 2010-21 was issued to reflect SEC Release No. 33-9026, "Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies," which was effective April 23, 2009. The ASU also proposes additions or modifications to the XBRL taxonomy as a result of the amendments in the update.

In August 2010, the FASB issued ASU 2010-22, *"Accounting for Various Topics: Technical Corrections to SEC Paragraphs"* ("ASU 2010-22"), which amends various SEC paragraphs based on external comments received and the issuance of SEC Staff Accounting Bulletin (SAB) No. 112, which amends or rescinds portions of certain SAB topics. The topics affected include reporting of inventories in condensed financial statements for Form 10-Q, debt issue costs in conjunction with a business combination, sales of stock by subsidiary, gain recognition on sales of business, business combinations prior to an initial public offering, loss contingent and liability assumed in business combination, divestitures, and oil and gas exchange offers.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-28 *"Intangibles—Goodwill and Other (Topic 350):When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"("ASU 2010-28").*Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount ofgoodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-29 *"Business Combinations (Topic 805):Disclosure of Supplementary Pro Forma Information for Business Combinations"("ASU 2010-29").* ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 –GOING CONCERN

As reflected in the accompanying financial statements, the Company had a retained deficit of $39,590 at September 30, 2012 and had a net loss of $153,240for the nine months ended

September 30, 2012. The Company's losses consist of $145,832 from MYEZSMOKES AND $7,408 from FHI.

Management intends to raise additional funds now that it has merged thru a private placement or thru the public process. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in the viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate funds

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – FIXED ASSETS

At September 30, 2012 and December 31, 2011the Company has the following fixed assets:

	September 30, 2012	December 31, 2011
Auto	$ 34,068	$ 4,068
Computers and Fixtures	9,027	9,027
Total	43,095	43,095
Less Accumulated Depreciation	(42,222)	(36,178)
Net book value	$ 873	$ 6,917

Depreciation for the nine months ended September 30, 2012 and 2011 was $6,049 and $5,249 respectively. Depreciation for the year ended December 31, 2011 was $6,987.

NOTE 5 – NOTES PAYABLE-SHORT TERM /LONG TERM DEBT

The Company has the following debt:

	September 30, 2012	December 31, 2011
Notes Payable to an individual, originating in 2012 without interest, payable on demand	$ 90,414	$ -
Notes Payable to individuals, originating in 2011 without interest payable on demand	41,420	48,041
Credit line payable to a Bank, total line of $5,000 interest at 14/80%,due on demand	-	2,162
Credit line payable to a Bank, total line of $150,000 interest at 3.25%, due on demand , guaranteed by an officer	87,901	88,479
Auto Contract due in monthly installments of $481 Over 60 months with interest at 5.99%	-	6,024
Total Notes Payable	$ 219,735	$ 144,706
Less Due within one year	(219,735)	(139,696)

Long Term Debt	$ -	$ 5,010

Convertible Notes

The Company has one convertible note payable to individuals at September 30, 2012 and December 31, 2011 in the amounts of $59,000. The note is convertible into common stock, without interest, and payable on demand.

The note was reduced in 2011 from $119,406 to $59,000 by a stock issuance.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Rental Agreement

The company has a month to month rental agreement for office space at $1387.00 per month.

NOTE 7 – COMMON STOCK

The Company during the second quarter of 2011 issued 114,000,000 shares of stock. Of this 24,000,000 were to reduce debt of $60,406 and 90,000,000 shares were issued pursuant to the merger described in note 9.

On March 1, 2012 the Company issued 250,000 shares of common stock for marketing services valued at the market rate. The Company has recognized a prepaid cost of $25,875 at September 30, 2012 for the unearned portion of the expense which expires on December 31, 2012, and recognized $60,375 in their statement of operations under general and administrative expenses.

On March 6, 2012 the Company canceled 62,500,000 shares of common stock.

On September 14, 2012 the Company's officer cancelled 14,800,000 shares.

Between September 20th to 30th, 2012 the Company issued 418,000 shares of stock of which 293,000 shares were issued for cash of $175,800. The cash was received from a non-employee at market.

The balance of shares of 125,000 were issued for services valued at market for a consulting agreement starting October 1, 2012 to September 30, 2013. At September 30, 2012 the Company is recognizing this amount of $160,000 (125,000 shares at $1,28) as prepaid expenses on the balance sheet. The services are to be performed over a 12 month period ending September 30, 2013 and the amount was recorded at the closing market price of the stock on the date the shares were issued.

NOTE 8- ACQUISITIONS

On April 8, 2011 the Company which, was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares. (Xero Mobile prior to the transaction was a shell company with unrelated shareholders) The acquisition was treated for accounting purposes as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities. At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc. and MyEZSmokes.com, LLC became wholly owned subsidiaries.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 and has determined that other than listed below, no material subsequent events exist.

NOTE 10-RESTATED FINANCIALS

The Company has restated its financials to correctly reflect stock issuances for cash. The result includes a reduction in financing costs of $191,710.

MY EZSMOKES, INC.
BALANCE SHEETS
(UNAUDITED)

	December 31, 2011	December 31, 2010
Assets:		
Current Assets		
Cash and Cash Equivalents	$ 5,621	$ 24,872
Accounts Receivable	7,248	$30,872
Inventory	37,055	22,814
Total Current Assets	49,924	78,558
Fixed Assets-net	6,917	13,904
Total Assets	$ 56,841	$ 92,462
Liabilities and Stockholders' Deficit:		
Current Liabilities		
Accounts Payable and Accrued Expenses	161,535	$176,492
Convertible Notes Payable	59,000	-
Notes Payable-Short Term	139,696	253,118
Total Current Liabilities	360,231	429,610
Long Term Debt	5,010	5,010
Total Liabilities	365,241	434,620
Stockholders' Equity:		
Preferred Stock, Par value $0.001, Authorized 10,000,000 shares Issued 0 shares at December 31, 2010 and December 31, 2010	-	-
Common Stock, Par value $0.001, Authorized 500,000,000 shares Issued 114,861,875 and 861,875 respectively	114,862	862
Paid-In Capital	(27,594)	1,000
Deficit Accumulated During Development Stage	(395,668)	(344,020)
Total Stockholders' Equity	(308,400)	(342,158)
Total Liabilities and Stockholders' Equity	$ 56,841	$ 92,462

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENTS OF OPERATIONS

	For the Twelve Months Ended December 31,	
	2011	2010
Revenues	$ 35,742	$ 152,379
Costs of Services	22,350	89,575
Gross Margin	13,392	62,804
Expenses		
Trade Shows	-	36,589
General and Administrative	61,348	100,775
Operating Expenses	61,348	137,364
Operating Income (Loss)	(47,956)	(74,560)
Other Income (Expense)		
Interest, Net	(3,692)	(4,367)
Net Loss Before Taxes	(51,648)	(70,193)
Income and Franchise Tax	-	-
Net Loss	$ (51,648)	$ (70,193)
Loss per Share, Basic & Diluted	$ (0.00)	$ (0.08)
Weighted Average Shares Outstanding	68,324,889	861,868

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
JANUARY 1, 2010 TO DECEMBER 31, 2011

	Common Shares	Common Stock	Additional Paid in Capital	Retained Deficit	Total
Balance January 1, 2010	861,875	862	1,000	(273,827)	(271,965)
Loss for the Year				(70,193)	(70,193)
Balance at December 31, 2010	861,875	862	1,000	(344,020)	(342,158)
Shares issued for merger	90,000,000	90,000	(90,000)		
Debt forgiveness of $25,000			25,000		25,000
Shares issued for debt reduction	24,000,000	24,000	36,406		60,406
Net loss for the Year				(51,648)	(51,648)
Balance at December 31, 2011	114,861,875	114,862	(27,594)	(395,668)	(308,400)

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
STATEMENTS OF CASH FLOWS
TWELVE MONTHS ENDED DECEMBER 31,

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss for the Period	$ (51,648)	$ (70,193)
Shares Issued		
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and Amortization	6,987	6,952
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Accounts Receivable	23,624	13,121
Increase (Decrease) in Prepaids	1,613	806
Increase (Decrease) in Accounts Payable	(17,442)	56,104
(Increase) Decrease in Inventory	(14,240)	2,047
Decrease (Increase) in Loan to Shareholder	5,184	
Net Cash Used in Operating Activities	$ (45,922)	8,837
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net cash provided by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Loans	32,856	10,000
Reduction of Debt	(6,185)	(7,141)
Net Cash Provided by Financing Activities	26,671	2,859
Net (Decrease) Increase in Cash	(19,251)	11,696
Cash at Beginning of Period	24,872	13,176
Cash at End of Period	$ 5,621	$ 24,872
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
`Interest	$ -	$ -
Franchise and Income Taxes	$ -	$ -
Non Cash Activity-Forgiveness	25,000	
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Accounts Payable Satisfied through Contributed Capital and Property and Equipment	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MY EZSMOKES, INC.
NOTES TO FINANCIAL STATEMENTS
UNAUDITED
DECEMBER 31, 2011

NOTE 1 – ORGANIZATION

MY EZSMOKES, INC ("the Company) was originally incorporated under the laws of the state of Nevada on February 20, 2004 as Desitv.com, Inc. On April 3, 2006 the Company changed its name to Xero Mobile and then in April 2011 to MYEZSMOKES, INC. The Company specializes in the manufacture of a smoke free cigarette.

The Company consists of itself and its two wholly owned subsidiaries, Fashion Handbags, Inc., (FHI), , which was incorporated in August 1997 in Nevada and MyEZSmokes.com, LLC which was organized in Nevada in 2009. FHI specialized in developing, manufacturing and marketing contemporary specialty bags. FHI has been relatively inactive since June 2011. The business of MyEZSmokes is the manufacture of smoke free cigarettes
The Company is increasing its reliance on its myezsmokes brand. In 2011 sales from myezsmokes were 66.7% of total revenue, compared to 1% in the previous year.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company consolidates its accounts with its 100% owned subsidiary's FHI and MyEzsmokes, Co. All intercompany transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Calendar year end

The Company elected December 31st as its year end upon its formation.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customers ability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debts based on historical experience. The company has established a reserve of $15,000 per year.

Inventory

The Company's inventory consists of finished product valued under the FIFO method, stated and the lower of cost or market value.

Fixed Assets

The Company records its fixed assets at cost and recognizes depreciation over the straight line method with asset lives of between 5 and 7 years.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company's financial assets and liabilities, such as cash, prepaid expenses and accrued expenses, approximates their fair value because of the short maturity of the instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2011; no gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period from January 1, 2010 through December 31, 2011.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. My ezmokes mainly sells to retailers. There are no price incentives and the product can only be returned if defective. As the Company does not believe defective merchandise is likely an allowance has not been recognized. Revenue is recognized on a net basis with corresponding costs of goods as a reduction to revenue in cost of sales. Fashion Handbags sell mostly to wholesalers and recognizes revenue upon shipment. There are no return allowances except for defective merchandise which has not occurred.

Stock-based compensation for obtaining employee services

The Company accounts for equity instruments issued under guidance of section 505-50-30 of the FASB Accounting Standards Codification,for non employees. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, for employees, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur. The Company has not granted any equity instruments to employees

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing valuation model. The ranges of assumptions for inputs are as follows:

- The Company uses historical data to estimate employee termination behavior. The expected life of options granted is derived from paragraph 718-10-S99-1 of the FASB Accounting Standards Codification and represents the period of time the

- The expected volatility is based on a combination of the historical volatility of the comparable companies' stock over the contractual life of the options.

- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Income taxes

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Income and Comprehensive Income in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25") with regards to uncertainty income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss)per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Cash flows reporting

The Company adopted paragraph 230-10-45-24 of the FASB Accounting Standards Codification for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category, and uses the indirect or reconciliation method ("Indirect method") as defined by paragraph 230-10-45-25 of the FASB Accounting Standards Codification to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments. The Company reports the reporting currency equivalent of foreign currency cash flows, using the current exchange rate at the time of the cash flows and the effect of exchange rate changes on cash held in foreign currencies is reported as a separate item in the reconciliation of beginning and ending balances of cash and cash equivalents and separately provides information about investing and financing activities not resulting in cash receipts or payments in the period pursuant to paragraph 830-230-45-1 of the FASB Accounting Standards Codification.

Subsequent events

The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued. Pursuant to ASU 2010-09 of the FASB Accounting Standards Codification, the Company as an eventual SEC filer considers its financial statements issued when they are widely distributed to users, such as through filing them on EDGAR.

Recently issued accounting pronouncements

In January 2010, the FASB issued the FASB Accounting Standards Update No. 2010-06 *"Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements"*, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

3. Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.
4. Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows:

3. Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.
4. Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In April 2010, the FASB issued ASU No. 2010-13, *"Compensation—Stock Compensation (Topic 718):Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" ("ASU 2010-13").* This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

In August 2010, the FASB issued ASU 2010-21, *"Accounting for Technical Amendments to Various SEC Rules and Schedules: Amendments to SEC Paragraphs Pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies"* ("ASU 2010-21"), was issued to conform the SEC's reporting requirements to the terminology and provisions in *ASC 805, Business Combinations*, and in *ASC 810-10, Consolidation*.ASU No. 2010-21 was issued to reflect SEC Release No. 33-9026, "Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies," which was effective April 23, 2009. The ASU also proposes additions or modifications to the XBRL taxonomy as a result of the amendments in the update.

In August 2010, the FASB issued ASU 2010-22, *"Accounting for Various Topics: Technical Corrections to SEC Paragraphs"* ("ASU 2010-22"), which amends various SEC paragraphs based on external comments received and the issuance of SEC Staff Accounting Bulletin (SAB) No. 112, which amends or rescinds portions of certain SAB topics. The topics affected include reporting of inventories in condensed financial statements for Form 10-Q, debt issue costs in conjunction with a business combination, sales of stock by subsidiary, gain recognition on sales of business, business combinations prior to an initial public offering, loss contingent and liability assumed in business combination, divestitures, and oil and gas exchange offers.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-28 *"Intangibles—Goodwill and Other (Topic 350):When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"("ASU 2010-28").*Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited.

In December 2010, the FASB issued the FASB Accounting Standards Update No. 2010-29 *"Business Combinations (Topic 805):Disclosure of Supplementary Pro Forma Information for Business Combinations"("ASU 2010-29").* ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 –GOING CONCERN

As reflected in the accompanying financial statements, the Company had a retained deficit of $395,668 at December 31, 2011 and had a net loss of $51,648 for the twelve months ended December 31, 2011. The Company losses of $51,648 were comprised of $11,498 from My EzSmokes and $40,150 from Fashion Handbags.

Management intends to raise additional funds now that it has merged thru a private placement or thru the public process. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in the viability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate funds

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – FIXED ASSETS

At December 31 the Company has the following fixed assets:

	December 31, 2011	December 31, 2010
Auto	$ 34,068	34,068
Computers and Fixtures	9,027	9,027
Total	43,095	43,095
Less Accumulated Depreciation	(36,178)	(29,191)
Net book value	$ 6,917	13,904

Depreciation for the periods ended 2011 and 2010 was $5,249 and 5,214 each year.

NOTE 5 – ACCOUNTS PAYABLE AS ACCRUED EXPENSES

The Company's accounts payable and accrued expenses consist of:

	2011	2010
Fashion Hand Bags-Inventory Supplier Payable	**128,629**	**128,629**
Fashion Handbags-Travel Expenses Payable	**16,412**	**15,367**
My Ezsmokes-Inventory Supply Payable	**14,475**	**-**
My Ezsmokes-Professional Payables	**2,019**	**32,496**
Total	**$161,535**	**$176,492**

NOTE 6 – NOTES PAYABLE-SHORT TERM /LONG TERM DEBT

The Company has the following debt:

Notes Payable to an individual, originating in 2011 without interest payable on demand.	$ 48,041
Credit line payable to a Bank, total line of $5,000 interest at 14/80%,due on demand	2,162
Credit line payable to a Bank, total line of $150,000 interest at 3.25%, due on demand	88,479
Auto Contract due in monthly installments of $481 Over 60 months with interest at 5.99%	6,024
Total Notes Payable	$ 144,706
Less Due within one year	(139,696)
Long Term Debt	$ 5,010

The Company has not inputed interest on the one loan noted above as the Company felieve it is not material to its financials, is unsecured, and is expressly requested by the note holder.

Convertible Debt
The Company has one convertible debt which became past due in 2008 in the amount of $59,000 convertible at par. As the term has expired the bifurcation of such note has passed and the company has not recognized any such discount loan interest or equity adjustment.

During the year a noteholder forgave $25,000 of debt reducing the loan balance with a corresponding credit to equity. The note holder did not receive any additional consideration.

NOTE 7-INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
Deferred Tax Assets – Non-current:		
NOL Carryover	$ 395,000	$344,000
Payroll Accrual	-	-
Less valuation allowance	(395,000)	(344,000)
Deferred tax assets, net of valuation allowance	$ -	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the period ended December 31, 2011 and 2010 due to the following:

	2011	2010
Book Income	$(70,193)	$ (51,648)
Meals and Entertainment	3,000	2,000
Other nondeductible expenses	-	-
Accrued Payroll	-	-
Valuation allowance	67,193	49,648
	$ -	$ -

At December 31, 2011, the Company had net operating loss carryforwards of approximately $395,000 that may be offset against future taxable income from the year 2013 to 2033. No tax benefit has been reported in the December 31, 2011 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Rental Agreement

The company has a month to month rental agreement for office space at $605 per month.

NOTE 9 – COMMON STOCK

The Company during the second quarter of 2011 issued 114,000,000 shares of stock. Of this 24,000,000 were to reduce loan debt of a non affiliate debt of $60,406 and 90,000,000 shares were issued pursuant to the merger described in note 9.

NOTE 10- ACQUISITIONS

On April 8, 2011 the Company which was formerly known as Xero Mobile, acquired two enterprises pursuant to a share exchange agreement for 90,000,000 shares.(Xero Mobile prior to the transaction was a shell company with unrelated shareholders) The acquisition was treated for accounting purposes as a reverse merger as the acquired companies, MyEZSMOKES and Fashion Handbags became the operating entities. At the time of the merger Xero Mobile changed its name to MY EZSMOKES, INC. and Fashion Handbags Inc. and MyEzsmokes.com, LLC. became wholly owned subsidiaries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company is in the early stages of development and marketing with most of the efforts associated with product development, sourcing and sales. The initial sales campaign began in August of 2012, and although significant progress has been made working directly with the mass market accounts, sales are not to the point that our operations are profitable.. We anticipate strong sales in 2013 The accounts we are working with for the most part have yet to carry these items so product purchasing decisions and commitments are taken up and made by top level management in these major accounts and the process is quite extensive, but we are currently on the tables of most of the major retailers in the mass food and drug retail market.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Material changes in our Statement of Operations for the nine months ended September 30, 2012 as compared to the same period in the prior year are discussed below:

Item	Increase (I) or Decrease (D)	Reason
Revenue	D	Initial sales were slowed by insufficient start up capital to effectively market our products
Operating expenses	I	Costs associated with a Start Up company.

Material changes in our Statement of Operations for the year ended December 31, 2011 as compared to the same period in the prior year are discussed below:

Item	Increase (I) or Decrease (D)	Reason
Revenue	D	Operations of Fashion Handbags slowed as we transitioned to developing MyEZSmokes, Inc.
Operating expenses	D	We have been making efforts to decrease operating expenses during the funding process.

Although the e-Cig market is still in its infancy the Company's expects that this product category will grow and exceed a billion dollars in gross revenue during the next couple of years. The key variable at this point for the Company is to have sufficient capital to compete and implement its sales campaign in an effective way.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: %. What is the anticipated gross margin for next year of operations?

Gross Margin as a Percentage of Revenues	
Nine months ended September 30, 2012	Year Ended December 31, 2011
50%	37%

During the twelve months ended December 31, 2013 we expect our gross margin, as a percentage of revenue, be approximately 50%.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

This product category is highly regulated so Foreign sales are not a focus at this time other than the Canadian market, where we have started the process of working with Health Canada to allow the sales of our Icon Vapor Brand of e-Cigs. If this is realized Canada could provide a lucrative market as the market is generally untapped. We have also started a campaign with a major broker to the Military, although this process will take some time, the potential for sales in government exchanges is there.

PART III – EXHIBITS

Item 1. Index to Exhibits

Exhibit Number	Description
1	Underwriting Agreement
2.1	Articles of Incorporation *
2.2	Corporate By-Laws *
10.1	Consent of Counsel
10.2	Consent and Certification By Underwriter
11	Opinion Re: Legality

*Previously Filed

Exhibit 1.

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT (hereinafter referred to as the "Agreement"), dated as of November 30, 2012 ("Execution Date") by and between

MyEZsmokes, Inc., a Nevada corporation (hereinafter referred to as the "Company"),

and

Kodiak Capital Group, LLC, a Delaware limited liability company (hereinafter referred to as the "Investor").

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall invest up to one million dollars ($1,000,000) to purchase the Company's Common Stock, par value $0.0001 per share; and

WHEREAS, such investments will be made in reliance upon the provisions of Section 4(2) under the Securities Act of 1933, as amended (the "1933 Act"), or Regulation A, and the rules and regulations promulgated thereunder, or any combination thereof, or upon such other exemption from the registration requirements of the 1933 Act as may be available with respect to any or all of the investments in Common Stock to be made hereunder; and

NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Investor hereby agree as follows:

SECTION 1. DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms.

"1933 Act" shall have the meaning set forth in the preamble of this agreement.

"1934 Act" shall mean the Securities Exchange Act of 1934, as it may be amended.

"Affiliate" shall have the meaning specified in Section 5(H), below.

"Agreement" shall mean this Investment Agreement.

"By-laws" shall have the meaning specified in Section 4(C).

"Certificate of Incorporation" shall have the meaning specified in Section 4(C).

"Closing" shall have the meaning specified in Section 2(G).

"Closing Date" shall mean no more than four (4) Trading Days following the Put Notice Date.

"Commitment Fee" shall mean a fee of $100,000 payable in cash upon the initial Closing Date.

"Commitment Shares" shall mean 60,000 shares of newly-issued Common Stock upon the execution of this Agreement.

"Common Stock" shall have the meaning set forth in the preamble of this Agreement.

"Company" shall mean, MyEZsmokes, Inc. ("MyEZsmokes") a Nevada corporation.

"Control" or "Controls" shall have the meaning specified in Section 5(H).

"Document Preparation Fee" shall mean a fee of $10,000 payable in cash upon the execution of this Agreement.

"Effective Date" shall mean the date the Company's Offering Circular is declared effective by the SEC.

"Environmental Laws" shall have the meaning specified in Section 4(M).

"Execution Date" shall mean the date indicated in the preamble to this Agreement.

"Facility Amount" shall have the meaning specified in Section 2(A).

"Indemnities" shall have the meaning specified in Section 11.

"Indemnified Liabilities" shall have the meaning specified in Section 11.

"Investor" shall have the meaning indicated in the preamble of this Agreement.

"Material Adverse Effect" shall have the meaning specified in Section 4(A).

"Material Amount" or "Material in Amount" shall mean greater than $10,000.

"Maximum Common Stock Issuance" shall have the meaning specified in Section 2(H).

"Offering Circular" shall mean any documents used in conjunction with the Agreement to facilitate a Regulation A offering.

"Open Market Adjustment Amount" shall have the meaning specified in Section 2(I).

"Open Market Purchase" shall have the meaning specified in Section 2(I)

"Open Market Share Purchase" shall have the meaning specified in Section 2(I).

"Open Period" shall mean the period beginning on and including the Trading Day immediately following the Effective Date and ending on the earlier to occur of (i) the date which is twelve months (12) months from the Effective Date; or (ii) termination of the Agreement in accordance with Section 9, below.

"Pricing Period" shall mean the period beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date.

"Principal Market" shall mean the American Stock Exchange, Inc., the NASDAQ National Market System, the NASDAQ SmallCap Market and the OTC Markets Group, Inc.; whichever is the principal market on which the Common Stock is, or will be listed on the Effective Date.

"Prospectus" shall mean the prospectus, preliminary prospectus and supplemental prospectus used in connection with the Offering Circular.

"Purchase Amount" shall mean the total amount being paid by the Investor on a particular Closing Date to purchase the Securities.

"Purchase Price" shall mean the volume weighted average price of the Common Stock during the Pricing Period.

"Put" shall have the meaning set forth in Section 2(B)(1) hereof.

"Put Amount" shall have the meaning set forth in Section 2(B)(1) hereof.

"Put Notice" shall mean a written notice sent to the Investor by the Company stating the Put Amount in U.S. dollars the Company intends to sell to the Investor pursuant to the terms of the Agreement and stating the current number of Shares issued and outstanding on such date.

"Put Notice Date" shall mean the Trading Day, as set forth below, immediately following the day on which the Investor receives a Put Notice, however a Put Notice shall be deemed delivered on (a) the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 9:00 am Eastern Time, or (b) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 9:00 am Eastern Time on a Trading Day. No Put Notice may be deemed delivered on a day that is not a Trading Day.

"Put Restriction" shall mean the days between the beginning of the Pricing Period and Closing Date. During this time, the Company shall not be entitled to deliver another Put Notice.

"Put Shares Due" shall have the meaning specified in Section 2(I).

"Related Party" shall have the meaning specified in Section 5(H).

"Resolution" shall have the meaning specified in Section 8(E).

"SEC" shall mean the U.S. Securities & Exchange Commission.

"Securities" shall mean the Shares of Common Stock issued pursuant to the terms of the Agreement.

"Shares" shall mean the Company's Common Stock that will be newly issued Securities under Regulation A.

"Subsidiaries" shall have the meaning specified in Section 4(A).

"Trading Day" shall mean any day on which the Principal Market for the Common Stock is open for trading, from the hours of 9:30 am until 4:00 pm.

"Transaction Documents" shall mean this Agreement.

SECTION 2. PURCHASE AND SALE OF COMMON STOCK.

(A) PURCHASE AND SALE OF COMMON STOCK. Subject to the terms and conditions set forth herein, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, up to that number of Shares having an aggregate Purchase Price of one million dollars ($1,000,000) (the "Facility Amount").

(B) DELIVERY OF PUT NOTICES. Subject to the terms and conditions of the Transaction Documents, and from time to time during the Open Period, the Company may, in its sole discretion, deliver a Put Notice to the Investor which states the dollar amount (designated in U.S. Dollars) (the "Put Amount"), which the Company intends to sell to the Investor on a Closing Date (the "Put"). The Put Notice shall be in the form attached hereto as Exhibit A and incorporated herein by reference. The amount that the Company shall be entitled to Put to the Investor (the "Put Amount") shall be up to five hundred thousand dollars ($500,000). During the Open Period, the Company shall not be entitled to submit a Put Notice until after the previous Closing has been completed. The Purchase Price for the Common Stock identified in the Put Notice shall be equal to the volume weighted average price of the Common Stock during the Pricing Period.

(C) RESERVED.

(D) RESERVED.

(E) CONDITIONS TO INVESTOR'S OBLIGATION TO PURCHASE SHARES. Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to deliver a Put Notice and the Investor shall not be obligated to purchase any Shares at a Closing (as defined in Section 2(G) unless each of the following conditions are satisfied:

(I) RESERVED

(II) at all times during the period beginning on the related Put Notice Date and ending on and including the related Closing Date, the Common Stock shall have been listed on the Principal Market and shall not have been suspended from trading thereon for a period of two (2) consecutive Trading Days during the Open Period and the Company shall not have been notified of any pending or threatened proceeding or other action to suspend the trading of the Common Stock;

(III) the Company has complied with its obligations and is otherwise not in breach of or in default under, this Agreement or any other agreement executed in connection herewith which has not been cured prior to delivery of the Investor's Put Notice Date;

(IV) no injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the Securities; and

(V) the issuance of the Securities will not violate any shareholder approval requirements of the Principal Market.

If any of the events described in clauses (I) through (V) above occurs during a Pricing Period, then the Investor shall have no obligation to purchase the Put Amount of Common Stock set forth in the applicable Put Notice.

(F) RESERVED.

(G) MECHANICS OF PURCHASE OF SHARES BY INVESTOR. Subject to the satisfaction of the conditions set forth in Sections 2(E), Section7 and Section 8, the closing of the purchase by the Investor of Shares (a "Closing") shall occur on the date which is no later than four (4) Trading Days following the applicable Put Notice Date (each a "Closing Date"). Prior to or on each Closing Date, (I) the Investor shall deliver to the Company the Purchase Price to be paid for such Shares, determined as set forth in Section 2(B) and (II) the Company shall cause its transfer agent to electronically transmit the Securities by crediting the account of the Investor's prime broker (as specified by the Investor within a reasonable period in advance of the Investor's notice).
The Company understands that a delay in the issuance of Securities beyond the Closing Date could result in economic damage to the Investor. After the Effective Date, as compensation to the Investor for such loss, the Company agrees to make late payments to the Investor for late issuance of Securities (delivery of Securities after the applicable Closing Date) in accordance with the following schedule (where "No. of Days Late" is defined as the number of trading days beyond the Closing Date, with the Amounts being cumulative.):

LATE PAYMENT FOR EACH NO. OF DAYS LATE/$10,000 WORTH OF COMMON STOCK	
1	$100
2	$200
3	$300
4	$400
5	$500
6	$600
7	$700
8	$800
9	$900
10	$1,000
Over 10 days	$1,000 + $200 for each Business Day late beyond 10

The Company shall make any payments incurred under this Section in immediately available funds upon demand by the Investor. Nothing herein shall limit the Investor's right to pursue actual damages for the Company's failure to issue and deliver the Securities to the Investor, except that such late payments shall offset any such actual damages incurred by the Investor, and any Open Market Adjustment Amount, as set forth below.

(H) OVERALL LIMIT ON COMMON STOCK ISSUABLE. Notwithstanding anything contained herein to the contrary, if during the Open Period the Company becomes listed on an exchange that limits the number of shares of Common Stock that may be issued without shareholder approval, then the number of Shares issuable by the Company and purchasable by the Investor, shall not exceed that number of the shares of Common Stock that may be issuable without shareholder approval (the "Maximum Common Stock Issuance"). If such issuance of shares of Common Stock could cause a delisting on the Principal Market, then the Maximum Common Stock Issuance shall first be approved by the Company's shareholders in accordance with applicable law and the By-laws and Amended and Restated Certificate of Incorporation of the Company, if such issuance of shares of Common Stock could cause a delisting on the Principal Market. The parties understand and agree that the Company's failure to seek or obtain such shareholder approval shall in no way adversely affect the validity and due authorization of the issuance and sale of Securities or the Investor's obligation in accordance with the terms and conditions hereof to purchase a number of Shares in the aggregate up to the Maximum Common Stock Issuance limitation, and that such approval pertains only to the applicability of the Maximum Common Stock Issuance limitation provided in this Section 2(H).

(I) ADDITIONAL PENALTIES. If, by the third (3rd) business day after the Closing Date, the Company fails to deliver any portion of the shares of the Put to the Investor (the "Put Shares

Due") and the Investor purchases, in an open market transaction or otherwise, shares of Common Stock necessary to make delivery of shares which would have been delivered if the full amount of the shares to be delivered to the Investor by the Company (the "Open Market Share Purchase") , then the Company shall pay to the Investor, in addition to any other amounts due to Investor pursuant to the Put, and not in lieu thereof, the Open Market Adjustment Amount (as defined below). The "Open Market Adjustment Amount" is the amount equal to the excess, if any, of (x) the Investor's total purchase price (including brokerage commissions, if any) for the Open Market Share Purchase minus (y) the net proceeds (after brokerage commissions, if any) received by the Investor from the sale of the Put Shares Due. The Company shall pay the Open Market Adjustment Amount to the Investor in immediately available funds within five (5) business days of written demand by the Investor. By way of illustration and not in limitation of the foregoing, if the Investor purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover an Open Market Purchase with respect to shares of Common Stock it sold for net proceeds of $10,000, the Open Market Purchase Adjustment Amount which the Company will be required to pay to the Investor will be $1,000.

(J) LIMITATION ON AMOUNT OF OWNERSHIP. Notwithstanding anything to the contrary in this Agreement, in no event shall the Investor be entitled to purchase that number of Shares, which when added to the sum of the number of shares of Common Stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act), by the Investor, would exceed 4.99% of the number of shares of Common Stock outstanding on the Closing Date, as determined in accordance with Rule 13d-1(j) of the 1934 Act.

SECTION 3. INVESTOR'S REPRESENTATIONS, WARRANTIES AND COVENANTS.

The Investor represents and warrants to the Company, and covenants, that:

(A) SOPHISTICATED INVESTOR. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (I) evaluating the merits and risks of an investment in the Securities and making an informed investment decision; (II) protecting its own interest; and (III) bearing the economic risk of such investment for an indefinite period of time.

(B) AUTHORIZATION; ENFORCEMENT. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(C) SECTION 9 OF THE 1934 ACT. During the term of this Agreement, the Investor will comply with the provisions of Section 9 of the 1934 Act, and the rules promulgated thereunder, with respect to transactions involving the Common Stock. The Investor agrees not to sell the Company's stock short, either directly or indirectly through its affiliates, principals or advisors, the Company's common stock during the term of this Agreement.

(D) ACCREDITED INVESTOR. Investor is an "Accredited Investor" as that term is defined in Rule 501(a) of Regulation D of the 1933 Act.

(E) NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Investor and the consummation by the Investor of the transactions contemplated hereby and thereby will not result in a violation of Limited Liability Company Operating Agreement or other organizational documents of the Investor.

(F) OPPORTUNITY TO DISCUSS. The Investor has received all materials relating to the Company's business, finance and operations which it has requested. The Investor has had an opportunity to discuss the business, management and financial affairs of the Company with the Company's management.

(G) INVESTMENT PURPOSES. The Investor is purchasing the Securities for its own account for investment purposes and not with a view towards distribution and agrees to resell or otherwise dispose of the Securities solely in accordance with the registration provisions of the 1933 Act (or pursuant to an exemption from such registration provisions).
(H) NO REGISTRATION AS A DEALER. The Investor is not and will not be required to be registered as a "dealer" under the 1934 Act, either as a result of its execution and performance of its obligations under this Agreement or otherwise.

(I) GOOD STANDING. The Investor is a Limited Liability Company, duly organized, validly existing and in good standing in the State of Delaware.

(J) TAX LIABILITIES. The Investor understands that it is liable for its own tax liabilities.

(K) REGULATION M. The Investor will comply with Regulation M under the 1934 Act, if applicable.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as set forth in the Schedules attached hereto, or as may be disclosed and amended from time to time on the Company's Documents provided to the Investor before the Effective Date, or filed with the SEC and/or FINRA thereafter, the Company represents and warrants to the Investor that:

(A) ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted. Both the Company and the companies it owns or controls ("Subsidiaries") are duly qualified to do business and are in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, financial condition or prospects of the Company and its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined in Section 1 and 4(B), below).

(B) <u>AUTHORIZATION; ENFORCEMENT; COMPLIANCE WITH OTHER INSTRUMENTS</u>.

(I) The Company has the requisite corporate power and authority to enter into and perform this Investment Agreement (and as applicable, together with the Schedules and Exhibits hereto, collectively, the "Transaction Documents"), and to issue the Securities in accordance with the terms hereof and thereof.

(II) The execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the reservation for issuance and the issuance of the Securities pursuant to this Agreement, have been duly and validly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, or its shareholders.

(III) The Transaction Documents have been duly and validly executed and delivered by the Company.

(IV) The Transaction Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

(C) <u>CAPITALIZATION</u>.

(I) No shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company;

(II) There are no outstanding debt securities;

(III) There are no outstanding shares of capital stock, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries;

(IV) There are no outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries;

(V) There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement;

(VI) The Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreements; and

(VII) There is no dispute as to the classification of any shares of the Company's capital stock.

The Company has furnished to the Investor, or the Investor has had access through EDGAR to, true and correct copies of the Company's Amended and Restated Certificate of Incorporation, as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's By-laws, as in effect on the date hereof (the "By-laws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

(D) ISSUANCE OF SHARES. The Company agrees to reserve adequate Shares for issuance pursuant to this Agreement, which have been duly authorized and reserved those Shares for issuance (subject to adjustment pursuant to the Company's covenant set forth in Section 5(F) below) pursuant to this Agreement. Upon issuance in accordance with this Agreement, the Securities will be validly issued, fully paid for and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. In the event the Company cannot reserve a sufficient number of Shares for issuance pursuant to this Agreement, the Company will use its best efforts to authorize and reserve for issuance the number of Shares required for the Company to perform its obligations hereunder as soon as reasonably practicable.

(E) NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not: (I) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws; or (II) conflict with, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Company or any of its Subsidiaries is a party, or to the Company's knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and the rules and regulations of the Principal Market or principal securities exchange or trading market on which the Common Stock is traded or listed) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Except as disclosed in Schedule 4(e), neither the Company nor its Subsidiaries is in violation of any term of, or in default under, the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws or their organizational charter or by-laws, respectively, or any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that would not individually or in the aggregate have or constitute a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, statute, ordinance, rule, order or regulation of any governmental authority or agency, regulatory or self-regulatory agency, or court, except for possible violations the sanctions for which either individually or in the aggregate would not have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act or any securities laws of any states, to the Company's knowledge, the Company is not required to obtain any consent, authorization, permit or order of, or make any filing or registration with, any court, governmental authority or agency, regulatory or self-regulatory agency or other third party in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Transaction Documents in accordance with the terms hereof or thereof. All consents, authorizations, permits, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof and are in full force and effect as of the date hereof. Except as disclosed in Schedule 4(e), the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company is not, and will not be, in violation of the listing requirements of the Principal Market as in effect on the date hereof and on each of the Closing Dates and is not aware of any facts which would reasonably lead to delisting of the Common Stock by the Principal Market in the foreseeable future.

(F) RESERVED.

(G) ABSENCE OF CERTAIN CHANGES. The Company does not intend to change the business operations of the Company in any material way. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

(H) ABSENCE OF LITIGATION AND/OR REGULATORY PROCEEDINGS. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a Material Adverse Effect.

(I) ACKNOWLEDGMENT REGARDING INVESTOR'S PURCHASE OF SHARES. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its respective representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities, and is not being relied on by the Company. The Company further represents to the Investor that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(J) NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. As of the date hereof, no event, liability, development or circumstance has occurred or exists, or to the Company's knowledge is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, assets, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced.

(K) EMPLOYEE RELATIONS. Neither the Company nor any of its Subsidiaries is involved in any union labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that relations with their employees are good. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company's employ or otherwise terminate such officer's employment with the Company.

(L) INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights necessary to conduct its business as now or as proposed to be conducted have expired or terminated, or are expected to expire or terminate within two (2) years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and, there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

(M) ENVIRONMENTAL LAWS. The Company and its Subsidiaries (I) are, to the knowledge of the management and directors of the Company and its Subsidiaries, in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"); (II) have, to the knowledge of the management and directors of the Company, received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (III) are in compliance, to the knowledge of the management and directors of the Company, with all terms and conditions of any such permit, license or approval where, in each of the three (3) foregoing cases, the failure to so comply would have, individually or in the aggregate, a Material Adverse Effect.

(N) TITLE. The Company and its Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(O) INSURANCE. Each of the Company's Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and neither the Company nor its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(P) REGULATORY PERMITS. The Company and its Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from the appropriate federal, state, local or foreign regulatory authorities and comparable foreign regulatory agencies, necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits which if not obtained, or such revocations or modifications which, would not have a Material Adverse Effect.

(Q) RESERVED.

(R) RESERVED.

(S) TAX STATUS. The Company and each of its Subsidiaries has made or filed all United States federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are Material in Amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any Material Amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(T) CERTAIN TRANSACTIONS. Except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from disinterested third parties and other than the grant of stock options disclosed, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(U) DILUTIVE EFFECT. The Company understands and acknowledges that the number of shares of Common Stock issuable upon purchases pursuant to this Agreement will increase in certain circumstances including, but not necessarily limited to, the circumstance wherein the trading price of the Common Stock declines during the period between the Effective Date and the end of the Open Period. The Company's executive officers and directors have studied and fully understand the nature of the transactions contemplated by this Agreement and recognize that they have a potential dilutive effect on the shareholders of the Company. The Board of Directors of the Company has concluded, in its good faith business judgment, and with full understanding of the implications, that such issuance is in the best interests of the Company. The Company specifically acknowledges that, subject to such limitations as are expressly set forth in the Transaction Documents, its obligation to issue shares of Common Stock upon purchases pursuant to this Agreement is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(V) LOCK-UP. The Company shall cause its officers, insiders, directors, and affiliates or other related parties under control of the Company, to refrain from buying and/or selling Common Stock during each Pricing Period.

(W) NO GENERAL SOLICITATION. Neither the Company, nor any of its affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation A) in connection with the offer or sale of the Common Stock to be offered as set forth in this Agreement.

(X) NO BROKERS, FINDERS OR FINANCIAL ADVISORY FEES OR COMMISSIONS. No brokers, finders or financial advisory fees or commissions will be payable by the Company, its agents or Subsidiaries, with respect to the transactions contemplated by this Agreement, except as otherwise disclosed in this Agreement.

SECTION 5. COVENANTS OF THE COMPANY

(A) BEST EFFORTS. The Company shall use all commercially reasonable efforts to timely satisfy each of the conditions set forth in Section 7 of this Agreement.

(B) BLUE SKY. The Company shall, at its sole cost and expense, on or before each of the Closing Dates, take such action as the Company shall reasonably determine is necessary to qualify the Securities for, or obtain exemption for the Securities for, sale to the Investor at each of the Closings pursuant to this Agreement under applicable securities or "Blue Sky" laws of such states of the United States, as reasonably specified by the Investor, and shall provide evidence of any such action so taken to the Investor on or prior to the Closing Date.

(C) RESERVED.

(D) USE OF PROCEEDS. The Company will use the proceeds from the sale of the Shares (excluding amounts paid by the Company for fees as set forth in the Transaction Documents) for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

(E) FINANCIAL AND OTHER INFORMATION. During the Open Period, the Company agrees to make available to the Investor via electronic means copies of all documents filed with, and all correspondence sent to, the SEC, the Principal Market, any securities exchange or market, or FINRA, unless such information is material nonpublic information.

(F) RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of the Securities to the Investor as required hereunder. In the event that the Company determines that it does not have a sufficient number of authorized shares of Common Stock to reserve and keep available for issuance as described in this Section 5(F), the Company shall use all commercially reasonable efforts to increase the number of authorized shares of Common Stock by seeking shareholder approval for the authorization of such additional shares.

(G) LISTING. As described in Section 1, as soon as practical after the Execution Date, the Company shall promptly secure or initiate, and maintain the listing of all of the Securities on the Principal Market and each other national securities exchange and automated quotation system, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance) and shall maintain, such listing of all Securities from time to time issuable under the terms of the Transaction Documents. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Stock on the Principal Market (excluding suspensions of not more than one (1) trading day resulting from business announcements by the Company). The Company shall promptly provide to the Investor copies of any notices it receives from the Principal Market regarding the continued eligibility of the Common Stock for listing on such automated quotation system or securities exchange. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5(G).

(H) TRANSACTIONS WITH AFFILIATES. During the Open Period, the Company shall not, and shall cause each of its Subsidiaries not to, enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, persons who were officers or directors at any time during the previous two (2) years, shareholders who beneficially own 5% or more of the Common Stock, or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such entity or individual owns a 5% or more beneficial interest (each a "Related Party"), except for (I) customary employment arrangements and benefit programs on reasonable terms, (II) any agreement, transaction, commitment or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a disinterested third party other than such Related Party, or (III) any agreement, transaction, commitment or arrangement which is approved by a majority of the disinterested directors of the Company. "Affiliate" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (I) has a 5% or more equity interest in that person or entity, (II) has 5% or more common ownership with that person or entity, (III) controls that person or entity, or (IV) is under common control with that person or entity. "Control" or "Controls" for purposes hereof means that a person or entity has the power, directly or indirectly, to conduct or govern the policies of another person or entity.

(I) RESERVED.

(J) CORPORATE EXISTENCE. The Company shall use all commercially reasonable efforts to preserve and continue the corporate existence of the Company so long as the Investor is a record holder or non-objecting beneficial owner (i.e. a NOBO) of Securities purchased under this Agreement.

(K) NOTICE OF CERTAIN EVENTS AFFECTING SUSPENSION OF RIGHT TO MAKE A PUT. The Company shall promptly notify the Investor upon the occurrence of any of the following events in respect of a prospectus in respect of an offering of the Securities: (I) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the Regulation A for amendments or supplements to the prospectus; (II) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Regulation A or the initiation of any proceedings for that purpose; (III) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Securities for sale in any jurisdiction or the initiation or notice of any proceeding for such purpose; (IV) the happening of any event that makes any statement made in such prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the prospectus or documents so that, in the case of a prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company shall not deliver to Investor any Put Notice during the continuation of any of the foregoing events in this Section 5(K).

(L) RESERVED.

(M) TRANSFER AGENT. On the Trading Day immediately following the last Trading Day of the Pricing Period, the Company shall deliver instructions to its transfer agent to issue Shares to the Investor that are covered under Regulation A.

(N) ACKNOWLEDGEMENT OF TERMS. The Company hereby represents and warrants to the Investor that: (i) it is voluntarily entering into this Agreement of its own freewill, (ii) it is not entering this Agreement under economic duress, (iii) the terms of this Agreement are reasonable and fair to the Company, and (iv) the Company has had independent legal counsel of its own choosing review this Agreement, advise the Company with respect to this Agreement, and represent the Company in connection with this Agreement.

SECTION 6. RESERVED

SECTION 7. CONDITIONS OF THE COMPANY'S OBLIGATION TO SELL.
The obligation hereunder of the Company to issue and sell the Securities to the Investor is further subject to the satisfaction, at or before each Closing Date, of each of the following conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

(A) The Investor shall have executed this Agreement and delivered the same to the Company.

(B) The Investor shall have delivered to the Company the Purchase Price for the Securities being purchased by the Investor between the end of the Pricing Period and the Closing Date via a Put Settlement Sheet (hereto attached as Exhibit B). After receipt of confirmation of delivery of such Securities to the Investor, the Investor, by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company will disburse the funds constituting the Purchase Amount.

(C) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(D) The Company shall not have revoked the applicable Put Notice.

SECTION 8. FURTHER CONDITIONS OF THE INVESTOR'S OBLIGATION TO PURCHASE.

The obligation of the Investor hereunder to purchase Shares is subject to the satisfaction, on or before each Closing Date, of each of the following conditions set forth below.

(A) The Company shall have executed the Transaction Documents and delivered the same to the Investor.

(B) The Common Stock shall be authorized for quotation on the Principal Market and trading in the Common Stock shall not have been suspended by the Principal Market or the SEC, at any time beginning on the date hereof and through and including the respective Closing Date (excluding suspensions of not more than one (1) Trading Day resulting from business announcements by the Company, provided that such suspensions occur prior to the Company's delivery of the Put Notice related to such Closing).

(C) The representations and warranties of the Company shall be true and correct as of the date when made and as of the applicable Closing Date as though made at that time and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company on or before such Closing Date. The Investor may request an update as of such Closing Date regarding the representation contained in Section 4(C) above.

(D) The Company shall have executed electronic book-entry transfer of the Securities (in such denominations as the Investor shall request) being purchased by the Investor at such Closing.

(E) The Board of Directors of the Company shall have adopted resolutions consistent with Section 4(B)(II) above (the "Resolutions") and such Resolutions shall not have been amended or rescinded prior to such Closing Date.

(F) RESERVED

(G) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(H) RESERVED

(I) At the time of each Closing, any Offering Circular (including information or documents incorporated by reference therein) and any amendments or supplements thereto shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or which would require public disclosure or an update supplement to the Offering Circular.

(J) If applicable, the shareholders of the Company shall have approved the issuance of any Shares in excess of the Maximum Common Stock Issuance in accordance with Section 2(H) or the Company shall have obtained appropriate approval pursuant to the requirements of the State of Delaware and the Company's Certificate of Incorporation and By-laws.

(K) The conditions to such Closing set forth in Section 2(E) shall have been satisfied on or before such Closing Date.

(L) The Company shall have certified to the Investor the number of Shares of Common Stock outstanding when a Put Notice is given to the Investor. The Company's delivery of a Put Notice to the Investor constitutes the Company's certification of the existence of the necessary number of shares of Common Stock reserved for issuance.

SECTION 9. TERMINATION.

A. This Agreement shall terminate upon any of the following events:

(I) when the Investor has purchased an aggregate of one million dollars ($1,000,000) in the Common Stock of the Company pursuant to this Agreement; or,

(II) on the date which is twelve (12) months after the Effective Date.

B. This Agreement may terminate upon any of the following events:

(I) Termination for Default. In the event that either party commits a material breach of its obligations hereunder, the other party may, at its option, terminate this Agreement by written notice of termination specifying such material breach; provided, however, that if such default is subject to cure, then such notice shall be subject to a twenty (20) day cure period from the date thereof, and if the defaulting party cures such default prior to expiration of such period, termination shall not take place.

(II) Termination for Insolvency. Either party hereto may, at its option, upon five (5) days written notice, terminate this Agreement should the other party hereto (i) admit in writing its inability to pay its debts generally as they become due; (ii) make a general assignment for the benefit of creditors; (iii) institute proceedings to be adjudicated a voluntary bankrupt, or consent to the filing of a petition of bankruptcy against it; (iv) be adjudicated by a court of competent jurisdiction as being bankrupt or insolvent; (v) seek reorganization under any bankruptcy act, or consent to the filing of a petition seeking such reorganization, or (vi) have a decree entered against it by a court of competent jurisdiction appointing a receiver, liquidator, trustee or assignee in bankruptcy or in insolvency covering all or substantially all of such party's property or providing for the liquidation of such party's property or business affairs.

SECTION 10. SUSPENSION

This Agreement shall be suspended upon any of the following events, and shall remain suspended until such event is rectified:

(I) the trading of the Common Stock is suspended by the SEC, the Principal Market or FINRA for a period of two (2) consecutive Trading Days during the Open Period; or,

(II) The Common Stock ceases to be listed or traded on the Principal Market. Immediately upon the occurrence of one of the above-described events, the Company shall send written notice of such event to the Investor.

SECTION 11. INDEMNIFICATION.

In consideration of the parties mutual obligations set forth in the Transaction Documents, each of the parties (in such capacity, an "Indemnitor") shall defend, protect, indemnify and hold harmless the other and all of the other party's shareholders, officers, directors, employees, counsel, and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (I) any material misrepresentation or material breach of any representation or warranty made by the Indemnitor or any other certificate, instrument or document contemplated hereby or thereby; (II) any material breach of any covenant, agreement or obligation of the Indemnitor contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby; or (III) any cause of action, suit or claim brought or made against such Indemnitee by a third party and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, except insofar as any such material misrepresentation, material breach or any untrue statement, alleged untrue statement, omission or alleged omission is made in reliance upon and in conformity with information furnished to Indemnitor which is specifically intended for use in the preparation of any Offering Circular, preliminary prospectus, prospectus or amendments to the prospectus. To the extent that the foregoing undertaking by the Indemnitor may be unenforceable for any reason, the Indemnitor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. The indemnity provisions contained herein shall be in addition to any cause of action or similar rights Indemnitor may have, and any liabilities the Indemnitor or the Indemnitees may be subject to. In no event shall the Company be liable for Indemnified Liabilities in excess of the aggregate Purchase Price of Securities purchased by the Investor hereunder.

SECTION 12. GOVERNING LAW; VENUE; LEGAL FEES.

(A) GOVERNING LAW; VENUE. This Agreement shall be governed by the laws of the State of New York without regard to any conflict of laws principles. Any legal action brought under this Agreement shall be brought in the State or Federal courts located in the Borough of Staten Island, City of New York, New York.

(B) LEGAL FEES; AND MISCELLANEOUS FEES. Except as otherwise set forth in the Transaction Documents, each party shall pay the fees and expenses of its own advisers, counsel, the accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. Any attorneys' fees and expenses incurred by either the Company or the Investor in connection with the preparation, negotiation, execution and delivery of any amendments to this Agreement or relating to the enforcement of the rights of any party, after the occurrence of any breach of the terms of this Agreement by another party or any default by another party in respect of the transactions contemplated hereunder, shall be paid on demand by the party which breached the Agreement and/or defaulted, as the case may be. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of any Securities.

(C) COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

(D) HEADINGS; SINGULAR/PLURAL. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine.

(E) SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(F) ENTIRE AGREEMENT; AMENDMENTS. This Agreement is the final agreement between the Company and the Investor with respect to the terms and conditions set forth herein and supersedes and replaces all prior agreements between the Company and the Investor with respect to the subject matter hereof. The terms of this Agreement may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. The execution and delivery of the Transaction Documents shall not alter the force and effect of any other agreements between the Parties, and the obligations under those agreements.

(G) NOTICES. Any notices or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (I) upon receipt, when delivered personally; (II) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (III) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:
MyEZsmokes, Inc.
11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

If to the Investor:
Kodiak Capital Group, LLC
260 Newport Center Drive
Newport Beach, CA 92660

Each party shall provide five (5) days prior written notice to the other party of any change in address or facsimile number.

(H) NO ASSIGNMENT. This Agreement may not be assigned by either party without the prior written consent of the other party.

(I) NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provision hereof be enforced by, any other person, except that the Company acknowledges that the rights of the Investor may be enforced by its general partner.

(J) SURVIVAL. The representations and warranties of the Company and the Investor contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4 and 5, and the indemnification provisions set forth in Section 11, shall survive each of the Closings and the termination of this Agreement for a period of one year.

(K) PUBLICITY. Subject to compliance with Regulation A, the Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior consent of the Investor, except to the extent required by law. The Investor acknowledges that this Agreement and all or part of the Transaction Documents may be deemed to be "material contracts" as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or registration statements filed under the 1933 Act or the 1934 Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

(L) FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(M) OTHER FEES RELATED TO THE TRANSACTION. In addition to the Put Shares to be issued pursuant to the Agreement, the Company agrees to:

(I) pay Investor a Document Preparation Fee as defined in Section 1 of this Agreement, and,

(II) pay Investor a Commitment Fee as defined in Section 1 of this Agreement; and,

(III) issue Investor Commitment Shares as defined in Section 1 of this Agreement; and,

(IV) the Company shall be solely responsible for all commissions, fees, and / or transaction costs associated and / or related to, in any way, with the transaction and / or transactions herein contemplated and or agreed to under this Agreement.

(N) NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, as the parties mutually agree that each has had a full and fair opportunity to review this Agreement and seek the advice of counsel on it. The normal rule that ambiguities shall be interpreted against the drafting party shall not apply in the instant case.

(O) REMEDIES. The Investor shall have all rights and remedies set forth in this Agreement and the additional documents incorporated herein and all of the rights which the Investor has by law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any default or breach of any provision of this Agreement, including the recovery of reasonable attorneys fees and costs, and to exercise all other rights granted by law.

(P) PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Investor hereunder or the Investor enforces or exercises its rights hereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(Q) PRICING OF COMMON STOCK. For purposes of this Agreement, the volume weighted average price of the Common Stock shall be as reported on Bloomberg.

SECTION 13. NON-DISCLOSURE OF NON-PUBLIC INFORMATION.

(a) The Company shall not disclose non-public information to the Investor, the Investor's advisors or the Investor's representatives.

(b) Nothing herein shall require the Company to disclose non-public information to the Investor, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the Offering Circular or prospectus would cause such documents to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 13 shall be construed to mean that such persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Offering Circular or prospectus contains an untrue statement of material fact or omits a material fact required to be stated in the Offering Circular or prospectus or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

ARTICLE 14 ACKNOWLEDGEMENTS OF THE PARTIES.

Notwithstanding anything in this Agreement to the contrary, the parties hereto hereby acknowledge and agree to the following:

(i) the Investor makes no representations or covenants that it will not engage in trading in the securities of the Company, other than the Investor will not sell short the Company's common stock at any time during this Agreement;
(ii) RESERVED;

(iii) the Company has not and shall not provide material non-public information to the Investor unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information;

(iv) the Company understands and confirms that the Investor will be relying on the acknowledgements set forth in clauses (i) through (iii) above if the Investor effects any transactions in the securities of the Company.

SIGNATURE PAGE OF INVESTMENT AGREEMENT

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first written above.

KODIAK CAPITAL GROUP, LLC

By: /s/ Ryan C. Hodson
Ryan C. Hodson, Managing Director

MYEZSMOKES, INC.

By: /s/ Daniel W. Balsiger
Daniel W. Balsiger, President

LIST OF EXHIBITS

EXHIBIT A

Date:

RE: Put Notice Number __

Dear Mr. Hodson,

This is to inform you that as of today, MyEZsmokes, Inc., a Nevada corporation (the "Company"), hereby elects to exercise its right pursuant to the Agreement to require Kodiak Capital Group, LLC to purchase shares of its common stock. The Company hereby certifies that:

The amount of this put is $__________.

The Pricing Period runs from ________ until _______.

The current number of shares issued and outstanding as of the Company are:

The number of shares currently available for issuance under the Transaction Documents is:

____

Regards,

____

EXHIBIT B

PUT SETTLEMENT SHEET
Date:
Dear Mr. _________,
Pursuant to the Put given by MyEZsmokes, Inc. to Kodiak Capital Group, LLC on
_________________ we are now submitting the amount of common shares for you to issue to Kodiak.
Please have a certificate bearing no restrictive legend totaling __________ shares issued to Kodiak Capital Group, LLC immediately and send via DWAC to the following account:
XXXXXXXXXXXXXXXXX
Once these shares are received by us, we will have the funds wired to the Company.
Regards,
Ryan C. Hodson

DATE......................	PRICE
Day 1	VWAP
Day 2	VWAP
Day 3	VWAP
Day 4	VWAP
VWAP IN PRICING PERIOD	------------
PUT AMOUNT	------------
AMOUNT WIRED TO COMPANY	------------
PURCHASE PRICE	------------
AMOUNT OF SHARES DUE	------------

The undersigned has completed this Put as of this ___the day of _________, 2012.

____

Exhibit 10.1

HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

CONSENT OF ATTORNEYS

Reference is made to the Offering Statement of MyEZSmokes, Inc. (the "Company") on Form 1-A whereby the Company proposes to sell shares of its common stock. Reference is also made to Exhibit 11 included in the Offering Statement relating to the validity of the securities proposed to be issued and sold.

We hereby consent to the use of our opinion concerning the validity of the securities proposed to be issued and sold.

Very truly yours,

HART & HART, LLC



William T. Hart

Denver, Colorado
February 21, 2013

Exhibit 10.2

CONSENT AND CERTIFICATION BY UNDERWRITER

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by MyEZSmokes, Inc. pursuant to Regulation A in connection with a proposed offering of common stock to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

Dated: February 1st, 2013



Kodiak Capital Group, LLC

By ____________________

Ryan C. Hodson
Managing Director

Exhibit 11

HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

William T. Hart, P.C.
Will Hart

harttrinen@aol.com
(303) 839-0061

February 21, 2013

MyEZSmokes, Inc.
11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

This letter will constitute an opinion upon the legality of the sale by MyEZSmokes, Inc., a Nevada corporation (the "Company"), of shares of common stock (the "Common Stock") referred to in the Offering Statement on Form 1-A filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Nevada, and a copy of the Offering Statement. In our opinion, the Company is authorized to issue the Common Stock mentioned above and such Common Stock, when sold, will be legally issued and will represent fully paid and non-assessable shares of the Company's Common Stock.

Very truly yours,

HART & HART, LLC



William T. Hart

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on February 28 2013.

MYEZSMOKES, INC.
(Issuer)



By: ______________________
Daniel W. Balsiger, Chief Executive Officer,
Chief Financial Officer and Director
(Principal Executive Officer)
(Principal Financial Officer)



By: ______________________
Michael Klepper, Director

Selling Security Holder

Kodiak Capital Group, LLC

By: ______________________
Ryan C. Hodson, Managing Director

Formatted: Underline

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on February 28 2013.

MYEZSMOKES, INC.
(Issuer)

By: ______________________________
Daniel W. Balsiger, Chief Executive Officer,
Chief Financial Officer and Director
(Principal Executive Officer)
(Principal Financial Officer)

By: ______________________________
Michael Klepper, Director

Selling Security Holder

Kodiak Capital Group, LLC



By: ______________________________
Ryan Q. Hodson, Managing Director

Formatted: Underline